                                                      REVISED PRELIMINARY COPIES
                                  SCHEDULE 14A
                    INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

                   PROXY STATEMENT PURSUANT TO SECTION 14(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement                [ ]  Confidential, for Use of the Commission
                                                     Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                            Talley Industries, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

     Shareholders' Committee to Remove Entrenched and Arrogant Management.
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

          ----------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

          ----------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

          ----------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

          ----------------------------------------------------------------------

     (5)  Total fee paid:

          ----------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

          ----------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

          ----------------------------------------------------------------------

     (3)  Filing Party:

          ----------------------------------------------------------------------

     (4)  Date Filed:

          ----------------------------------------------------------------------

                                                      REVISED PRELIMINARY COPIES
                            SHAREHOLDERS' COMMITTEE
                TO REMOVE ENTRENCHED AND ARROGANT MANAGEMENT OF
                            TALLEY INDUSTRIES, INC.

Dear Fellow Shareholders of Talley Industries, Inc.:

     SCREAM, the Shareholders' Committee to Remove Entrenched and Arrogant Management of Talley Industries, Inc., is soliciting proxies to be used at Talley's 1997 Annual Meeting, to be held on May 8, 1997, at 11 o'clock a.m., local time, at Talley Metals Technology, Inc., South Carolina Highway 172, Hartsville, South Carolina 29550.

     As set forth in more detail in the accompanying Proxy Statement, we have nominated a slate for election to the Board of Directors and submitted a number of shareholder proposals, all directed toward dislodging entrenched, arrogant and ineffective management. To this end, we are proposing election of two independent and highly knowledgeable directors (and, in the process removal of two "lifers" from the Board). Because the Company has indicated that it might act on a procedural technicality to invalidate the candidacy of a third SCREAM nominee, and because SCREAM believes that removal of William Mallender from the Board of Directors is of paramount importance to the future of the Company, we also are seeking proxy authority to vote for one of management's director-nominees. In addition, our proposals call upon the Board to adopt certain corporate governance changes to ensure shareholder accountability and prevent future management entrenchment.

     We have chosen to act now because we are convinced that current management, under Chairman and CEO William Mallender, has demonstrated that it is unable to run the Company effectively. Consider that:

     X From 1986 to 1996, the S&P 500 Index ROSE BY WELL OVER 200%.

     X During that same decade the price of Talley's Common Stock FELL BY MORE
       THAN 53%.

     X And, not incidentally, from 1986 to 1996, the Company SUFFERED AGGREGATE
       LOSSES OF ALMOST $45 MILLION.

              THIS IS NOT THE RECORD OF AN EFFECTIVE MANAGEMENT !

     Consider too, that Talley management, under the direction of Chairman and CEO William Mallender, sold off Talley's airbag business in 1989, just as the airbag industry was poised to "take off," we believe in order to raise cash to pay debts and fund losses from its real estate investments, just as the bottom fell out of that market.

     Recently, the Company has received over $179 million in litigation damages and from the sale of its disastrous real estate holdings and, according to the Company's financial statements contained in filings with the Securities and Exchange Commission, the Company had over $100 million in cash and receivables at the end of 1996. WE DO NOT WANT THE MANAGEMENT RESPONSIBLE FOR THE COMPANY'S PAST INVESTMENT AND DIVESTITURE DECISIONS TO INVEST THESE FUNDS ON BEHALF OF THE SHAREHOLDERS.

     We have recognized for some time that the Company is underperforming under the burden of entrenched management, with no vision and no focus. And, we have attempted to work with management to overcome inertia and turn things around. Among other things we have (i) met with and engaged in less formal exchanges with management; (ii) made specific suggestions for focusing the Company's business on its potentially most profitable elements; (iii) suggested actions to enhance shareholder value; (iv) submitted a nominee for election to the Board of Directors; and (v) submitted a shareholder proposal designed to eliminate the Company's Rights Plan -- something that we view as a virtually insurmountable barrier against any takeover attempt. Rather than welcoming our interest and participation, or taking its own, independent steps to improve the Company's performance, we believe that management's actions clearly demonstrate that IT HAS IGNORED, REBUFFED OR REJECTED OUR EFFORTS AND INTERFERED WITH OUR RIGHTS AS SHAREHOLDERS AT VIRTUALLY EVERY OPPORTUNITY.

     We have finally reached the conclusion that our efforts to engage management in a cooperative effort for the benefit of all of the shareholders are doomed to fail because we believe that, INSTEAD OF OPERATING THE COMPANY FOR THE BENEFIT OF THE SHAREHOLDERS, THE TOUCHSTONE OF CURRENT MANAGEMENT IS ITS OWN PRESERVATION AND ENRICHMENT. That management's mind is not on the shareholders is clear from the Company's dismal financial performance. That management is interested in staying in control is, we believe, demonstrated by the fact that, even though the Company has in place a vast array of anti-takeover defenses ("shark repellents"), during 1996, the five members of senior management exercised options to purchase almost 500,000 shares of Talley Common Stock (even though not a single option had been exercised during the prior two years) and the Board of Directors has authorized the repurchase of up to 950,000 shares of Common Stock, in what we believe is an attempt to concentrate shares in the hands of "friendly" holders. And, if you are looking for evidence of management's interest in its own financial well-being, you need look no further than the compensation awarded to the Company's chief executive officer, William Mallender, and the other four members of senior management, who together have presided over the era of the Company's financial failure. According to the Company's filings with the Securities and Exchange Commission, in 1996 Talley's Board granted the five members of senior management an aggregate pay increase of 313% OVER 1995, paying out OVER $10.1 MILLION, including some $4 MILLION TO MR. MALLENDER, for calendar year 1996. In that same year, EARNINGS APPLICABLE TO COMMON STOCK were ONLY $5.6 MILLION and THE COMMON STOCK PRICE DECLINED NEARLY 15% FROM ITS ALREADY DEPRESSED 1995 LEVEL.

     IN OTHER WORDS, TALLEY WAS A GOOD INVESTMENT FOR MR. MALLENDER AND SENIOR MANAGEMENT IN 1996, BUT NOT FOR TALLEY'S SHAREHOLDERS.

     In addition, under his "golden parachute" arrangement, for the next three years MR. MALLENDER is entitled to receive a LUMP-SUM CASH PAYMENT OF 2.5 TIMES HIS ANNUAL COMPENSATION, which could be as much as $9.9 MILLION (based on 1996 compensation), if two or more nominees not to the Company's liking are elected and Mr. Mallender's employment is terminated, or he decides he does not want to work for the new Board. Even absent such a "change in control," Mr. Mallender is entitled to receive A CASH PAYMENT OF TWICE HIS ANNUAL COMPENSATION, which could be as much as $7.9 MILLION (based on 1996 compensation), if his employment is terminated for any reason short of EMBEZZLEMENT, CONVERSION OF CORPORATE PROPERTY, OR SIMILAR WILLFUL MISCONDUCT.

     Particularly since Mr. Mallender is standing for reelection at the 1997 Annual Meeting, we believe that this is the time for shareholders to reassert their interests in the Company and its management. In particular, we are seeking your proxy to:

     (1) vote for the two SCREAM nominees committed to the goals of SCREAM and, in order to ensure that William Mallender is not re-elected, vote for Paul L. Foster, one of management's director-nominees -- in so doing, removing two of the directors who have presided over the Company as its businesses and stock price have languished; and

     (2) recommend that the Board act promptly to (i) eliminate the Company's classified Board of Directors; (ii) permit shareholders to call special meetings; (iii) review the Company's governing instruments to identify and eliminate provisions, such as supermajority voting requirements, that inhibit shareholder action; and (iv) eliminate the Company's "poison pill".

     WE URGE YOU TO READ OUR ACCOMPANYING PROXY STATEMENT CAREFULLY AND TO SEND MANAGEMENT A STRONG AND CLEAR MESSAGE THAT THE BOARD OF DIRECTORS IS EXPECTED TO MANAGE THE COMPANY FOR THE SHAREHOLDERS, NOT THEMSELVES, THAT THE SHAREHOLDERS DEMAND -- AND DESERVE -- AN EFFECTIVE AND ACCOUNTABLE MANAGEMENT AND THAT IF MANAGEMENT IS UNRESPONSIVE TO SHAREHOLDER CONCERNS, THE SHAREHOLDERS WILL ACT TO PUT IN PLACE A MANAGEMENT THAT ACCEPTS THAT THE INTERESTS OF SHAREHOLDERS MUST COME FIRST. WE NEED YOUR SUPPORT AND URGE YOU TO JOIN US BY GIVING SCREAM YOUR PROXY AS THE FIRST, LONG OVERDUE STEP IN CHANGING TALLEY'S DIRECTION.

     All shareholders of record as of March 31, 1997, are entitled to vote at the Annual Meeting. You may revoke any proxy previously given by executing our BLUE PROXY CARD(S).

     Call us if you have any questions or suggestions.

                                          Sincerely,

                                          SCREAM

April 14, 1997

                                                      REVISED PRELIMINARY COPIES
                                PROXY STATEMENT
              OF SHAREHOLDERS' COMMITTEE TO REMOVE ENTRENCHED AND
                      ARROGANT MANAGEMENT IN OPPOSITION TO
                MANAGEMENT AND THE CURRENT BOARD OF DIRECTORS OF
                            TALLEY INDUSTRIES, INC.

                      1997 ANNUAL MEETING OF SHAREHOLDERS
                           SCHEDULED FOR MAY 8, 1997

                                 APRIL 14, 1997

Dear Fellow Shareholders of Talley Industries, Inc.:

     This Proxy Statement, the accompanying letter to shareholders of Talley Industries, Inc. and the enclosed BLUE proxy card(s), are being sent to you by a group of your fellow shareholders, SCREAM -- Shareholders' Committee to Remove Entrenched and Arrogant Management -- of Talley Industries, Inc. ("Talley" or the "Company") -- in connection with our solicitation of proxies to be used at the 1997 Annual Meeting of Stockholders to be held on May 8, 1997, at 11 o'clock a.m., local time, at Talley Metals Technology, Inc., South Carolina Highway 172, Hartsville, South Carolina 29550, or at any adjournments or postponements thereof (collectively, the "Annual Meeting"). As of March 20, 1997, the members of SCREAM beneficially owned an aggregate of 1,476,950 shares, or approximately 10.3%, of Talley's outstanding Common Stock.

     Three directors are to be elected at the Annual Meeting. SCREAM is seeking proxies for Robert T. Craig and Ralph A. Rockow (the "SCREAM NOMINEES"). In addition, SCREAM is seeking proxies for Paul L. Foster, one of the Company's director-nominees (the "DESIGNATED TALLEY NOMINEE"). (The SCREAM NOMINEES and the DESIGNATED TALLEY NOMINEE sometimes are referred to collectively as the "SCREAM SLATE.") SCREAM has elected to seek proxies for the Designated Talley Nominee because the Company previously has indicated that it might invalidate the nomination of SCREAM's third director-nominee on a procedural technicality. Therefore, in order to maximize the possibility that William Mallender will not be re-elected, SCREAM has elected to withdraw its third nominee and to seek proxies in support of Mr. Foster.

     SCREAM also proposes (the "SCREAM PROPOSALS") that the shareholders recommend that the Board of Directors:

     (1) Act to amend the Certificate of Incorporation to eliminate the "classified" Board and to provide that, commencing with the 1998 annual meeting, all directors be elected annually for one-year terms;

     (2) Act to amend the Certificate of Incorporation to require the call of special shareholders' meetings upon the demand of the holders of ten percent (10%) or more of the Company's voting stock;

     (3) Act either to (i) redeem the preferred stock purchase rights granted under the Company's Rights or "Poison Pill" Plan and eliminate the Plan or (ii) permit the shareholders to decide whether to retain or eliminate the Rights and the Plan; and

     (4) Review the Certificate of Incorporation and Bylaws to identify and eliminate provisions that limit shareholder participation, including certain supermajority voting requirements.

     Under Delaware law, amendments to the Company's Certificate of Incorporation must originate with action by the Board of Directors and then be acted upon by the shareholders. Therefore, with respect to elimination of the classified Board, adoption of a provision permitting the call of special meetings by the shareholders, and elimination of supermajority voting provisions and other impediments to shareholder participation, SCREAM seeks Board action approving these matters and submitting them for a shareholder vote. No shareholder action is required to amend the Company's Bylaws or to eliminate the Poison Pill. Therefore, SCREAM seeks direct Board action on these matters.

     Shareholders of record as of the close of business on March 31, 1997 are entitled to vote at the Annual Meeting. According to the Company's filings with the Securities and Exchange Commission (the "SEC"), as of March 20, 1997, 14,280,453 shares of Common Stock, 13,793 shares of Series A Preferred Stock and 749,616 shares of Series B Preferred Stock (the Series A and Series B Preferred Stock being referred to collectively as the "Preferred Stock") were issued and outstanding.

     The directors will be elected by the holders of Common and Preferred Stock, voting together as a single class. The holders of Common and Preferred Stock likewise will vote as a single class on each of the SCREAM Proposals. Therefore, if you own more than one class of the Company's stock, you have received one BLUE proxy card for each class held.

     This Proxy Statement and the accompanying letter to shareholders and the BLUE proxy card(s) are first being furnished on or about April 14, 1997.

                                   IMPORTANT

     WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD(S) IN THE POSTAGE-PAID ENVELOPE PROVIDED. BY SO DOING YOU WILL GRANT THE SCREAM DESIGNEES YOUR PROXY TO VOTE YOUR SHARES FOR THE ELECTION OF THE SCREAM SLATE AND IN FAVOR OF EACH OF THE SCREAM PROPOSALS, AND, IN THEIR DISCRETION, TAKE OTHER NECESSARY AND APPROPRIATE ACTION, WHICH MAY INCLUDE ACTING TO WITHHOLD ALL VOTES, TO BRING THESE MATTERS TO A VOTE OF THE SHAREHOLDERS.

     WE URGE THAT YOU DO NOT SIGN AND RETURN ANY PROXY CARD PROVIDED BY TALLEY. IF YOU HAVE ALREADY DONE SO, YOUR PROXY AUTOMATICALLY WILL BE REVOKED IF YOU SIGN AND RETURN THE ENCLOSED BLUE PROXY CARD(S). YOU ALSO CAN REVOKE EARLIER PROXIES BY WRITTEN REVOCATION FILED WITH THE SECRETARY OF THE COMPANY OR BY ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON.

     IF YOU OWN YOUR SHARES IN THE NAME OF A BROKER OR OTHER NOMINEE, YOU MUST TELL YOUR NOMINEE HOW TO VOTE YOUR SHARES. YOUR NOMINEE CANNOT VOTE YOUR SHARES WITHOUT SPECIFIC INSTRUCTIONS FROM YOU. THESE INSTRUCTIONS CAN BE GIVEN BY COMPLETING AND RETURNING YOUR BLUE PROXY CARD(S) TODAY.

                          VOTING AT THE ANNUAL MEETING

     Shareholders may vote in person or by proxy at the Annual Meeting. Each share of Common Stock and Series B Preferred Stock is entitled to one vote in the election of directors and on each of the SCREAM PROPOSALS and each share of Series A Preferred Stock is entitled to four-tenths of one vote in the election of directors and on each of the SCREAM PROPOSALS.

     By letter dated February 5, 1997, Saad A. Alissa, one of the founding members of SCREAM, submitted to the Company a Notice of Stockholder Nominations and Intent to Bring Business Before the 1997 Annual Meeting, as required by the Company's Bylaws. As of the date of this Proxy Statement, management had not responded to SCREAM's request for confirmation that it will permit the SCREAM NOMINEES and the SCREAM PROPOSALS to come before the Annual Meeting for shareholder action. Instead, the Company's preliminary proxy materials, as filed with the SEC, specifically reserved the right to invalidate the nomination of one of the SCREAM NOMINEES. The Company has changed its final proxy materials, as filed with the SEC, to remove reference to the possible invalidity of the candidacy of the SCREAM NOMINEE. However, as of the date of this Proxy Statement, the Company has failed to respond to SCREAM's request that management state its position as to the SCREAM NOMINEE and has failed to inform shareholders in general of its position on this matter. In addition, the Company has reserved the right to find that the SCREAM PROPOSALS are not "properly presented" at the Annual Meeting, thereby preventing the shareholders from voting on these matters. The Company refused to permit the shareholders to vote on a nominee put forth by Mr. Alissa at the 1996 annual meeting.

     Because the Company has indicated that it might invalidate the nomination of SCREAM's third director-nominee, in light of the Company's refusal to permit election of a shareholder nominee to come to a vote of the shareholders at the 1996 annual meeting, and in order to maximize the possibility that William

Mallender, one of the three director-nominees designated by management, will not be re-elected at the Annual Meeting, SCREAM has elected to withdraw its third nominee and to seek proxies in support of Paul L. Foster, the DESIGNATED TALLEY NOMINEE.

     SCREAM intends to take all measures necessary and appropriate to ensure that the SCREAM NOMINEES and PROPOSALS come to a shareholder vote at the Annual Meeting. If management of the Company refuses to bring the SCREAM NOMINEES and the SCREAM PROPOSALS before the Annual Meeting, the persons named in the BLUE proxy card(s) may, in their discretion, take such actions, which may include withholding all votes, as they deem necessary or appropriate to bring these matters to a vote of the shareholders, and the BLUE proxy cards specifically seek such authority. To the extent that any such action results in the absence of a quorum and the Annual Meeting is adjourned or postponed, SCREAM intends to pursue its remedies to ensure that the SCREAM NOMINEES and the SCREAM PROPOSALS come to a shareholder vote at any reconvened Annual Meeting.

     If, and at such time as, management of the Company permits the SCREAM NOMINEES and the SCREAM PROPOSALS to come before the Annual Meeting for shareholder action, all shares will be voted as specified on each properly executed BLUE proxy card. You may vote FOR the election of each of the SCREAM NOMINEES and FOR the DESIGNATED TALLEY NOMINEE as directors of the Company or withhold authority to vote for the SCREAM NOMINEES and the DESIGNATED TALLEY NOMINEE by appropriately marking the BLUE proxy card(s). You may also withhold your vote for either one of the SCREAM NOMINEES and/or for the DESIGNATED TALLEY NOMINEE by writing the name of each such candidate in the space provided on the BLUE proxy card. As required by rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, SCREAM hereby states that there is no assurance that the DESIGNATED TALLEY NOMINEE will serve if elected with any of the SCREAM NOMINEES. However, SCREAM has no reason to believe that he will not serve. If no choice is specified, the shares will be voted FOR the SCREAM NOMINEES and the DESIGNATED TALLEY NOMINEE and IN FAVOR OF each of the SCREAM PROPOSALS. Proxies, once given, may be revoked at any time by filing with the Secretary of the Company either a written revocation or a duly executed proxy card bearing a later date or by appearing in person at the Annual Meeting and voting in person.

             ELECTION OF SCREAM NOMINEES TO THE BOARD OF DIRECTORS

     According to the Company's filings with the SEC, the terms of three directors will expire at the Annual Meeting and the terms of seven additional directors will continue for up to an additional two years thereafter. The term of an eleventh director also expires at the Annual Meeting, but the Company's proxy materials give no indication of why this director is not standing for reelection.

     The terms of Paul L. Foster, Townsend Hoopes and William H. Mallender will expire at the Annual Meeting. We propose that shareholders elect the two SCREAM NOMINEES to two of the three positions to be filled at the Annual Meeting. In addition, SCREAM proposes that the shareholders elect Paul L. Foster, who is one of the three director-nominees designated by Talley management (the "DESIGNATED TALLEY NOMINEE") to fill the third position on the Board of Directors to be filled at the Annual Meeting. In addition to Mr. Foster, the Company has designated William H. Mallender and Townsend Hoopes as director nominees. If elected, the members of the SCREAM SLATE would hold office for three years (until the annual meeting in 2000), unless the SCREAM PROPOSAL to amend the Company's Certificate of Incorporation to eliminate the classified Board is adopted at the Annual Meeting and implemented prior to the 1998 annual meeting. If the classified Board is eliminated prior to the 1998 annual meeting, the terms of all of the directors will expire in 1998. Although we have no reason to believe that any of the SCREAM NOMINEES or the DESIGNATED TALLEY NOMINEE will not be available to stand for election at the Annual Meeting or to serve if elected, in the event of an unexpected vacancy in the SCREAM SLATE, the persons named on the BLUE proxy card have agreed to vote for the election of such substitute nominee(s) as may be proposed by SCREAM.

     There is no assurance that the DESIGNATED TALLEY NOMINEE will serve if elected with any of the SCREAM NOMINEES. However, SCREAM has no reason to believe that he will not serve.

     Pursuant to the Company's Bylaws, as filed with the SEC, the holders of a majority of the aggregate number of votes to which all outstanding shares of capital stock are entitled will constitute a quorum at the Annual Meeting and directors will be elected by a plurality of the votes cast by the holders of Common and Preferred Stock, voting together as a single class. Pursuant to Delaware law, however, the presence of a shareholder, in person or by proxy, for the sole purpose of protesting the legality of a meeting of shareholders may not be counted in establishing the presence of a quorum. There is no provision for abstentions in the election of directors, as to which votes either may be cast or withheld. According to the Company's Proxy Statement, as filed with the SEC, proxies which are marked "Withhold Authority" or as to which a broker or other nominee has indicated a lack of discretionary authority ("broker non-votes") will have no effect on the election of directors, but will be counted as present for purposes of determining the presence of absence of a quorum.

     The persons named on the BLUE proxy card do not intend to vote any shares for the election of William H. Mallender or Townsend Hoopes, two of the nominees proposed by Talley. Instead, they will vote FOR the SCREAM NOMINEES and for Paul
L. Foster, the DESIGNATED TALLEY NOMINEE, who was proposed by Talley Management.

     The accompanying BLUE proxy card, if properly completed, executed and delivered, will be voted in accordance with your instructions, as reflected on such card. You may vote FOR the election of each of the SCREAM NOMINEES and FOR the DESIGNATED TALLEY NOMINEE as directors of the Company or withhold authority to vote for the SCREAM NOMINEES and the DESIGNATED TALLEY NOMINEE by appropriately marking the BLUE proxy card(s). You may also withhold your vote for either one of the SCREAM NOMINEES and/or for the DESIGNATED TALLEY NOMINEE by writing the name of each such candidate in the space provided on the BLUE proxy card. As required by Section 240.14a-4(d)(iv) promulgated under the Securities Exchange Act of 1934, as amended, SCREAM hereby states that there is no assurance that the DESIGNATED TALLEY NOMINEE will serve if elected with any of the SCREAM NOMINEES. However, SCREAM has no reason to believe that he will not serve.

     IF YOU PROPERLY SIGN, DATE AND RETURN THE BLUE PROXY CARD, BUT DO NOT INDICATE YOUR INSTRUCTIONS THEREON, YOUR SHARES WILL BE VOTED FOR EACH MEMBER OF THE SCREAM SLATE.

     Below are the name, business address, principal occupation and age of each of the SCREAM NOMINEES.

Robert T. Craig
14 Spotted Sandpiper
Hilton Head Island, SC
29928 Mr. Craig served for 15 years in various senior executive positions with TRW, Inc., a diversified company involved in the automotive and space and defense industries whose shares are traded on the New York Stock Exchange, retiring in 1987. TRW manufactures airbag and steering systems, engine valves, pistons, satellites, electronic components, and other products. From 1975 to 1987, Mr. Craig served as Vice President and Division General Manager of TRW's Power Accessories Division, a business unit of TRW which generated approximately $150 million in revenues in 1986 and had approximately 1,200 employees. During the same period, he held a number of other operating management positions within high technology business units of TRW involved in the development and production of products including aircraft fuel systems, nuclear products and torpedo propulsion systems. Mr. Craig holds a Bachelor of Science degree in Electrical Engineering from the Massachusetts Institute of Technology and a Master of Science degree in Electrical Engineering from Case Western Reserve University. Mr. Craig is 69.

Ralph A. Rockow
Exodyne, Inc.
Exodyne Business Park
8433 North Black Canyon
Highway, Suite 200
Phoenix, AR 85021            Mr. Rockow currently serves as the Chairman of the
                             Board and President of Exodyne Inc., a private company which he founded in 1982, and as either
                             Chairman or Chairman and President of each of its four wholly owned operating subsidiaries. Through these subsidiaries and their approximately 850 employees, Exodyne specializes in research, engi-neering and technical support services, manufacturing, educational services and real estate investment. Exodyne has over 100 offices nationwide, conducts business domestically and internationally in commercial, industrial and government markets and generated revenues of approximately $40 million in its most recent fiscal year. From 1976 to 1982, Mr. Rockow was employed by Talley, holding a number of senior operating positions, finally as Group President of the Government and Technical Products Group, the business unit engaged in the design and production of electronics, electromechanical and reinforced plastic parts, aircraft ejection seats and radar weather mapping systems. Mr. Rockow holds Bachelor of Science and Master of Science degrees in Mechanical Engineering from The Ohio State
                             University and has written and presented on numerous technical topics. He is 63.

     The Talley Proxy Statement sets forth certain biographical information (incorporated herein by reference without independent verification) concerning Paul L. Foster, the DESIGNATED TALLEY NOMINEE.

                              THE SCREAM PROPOSALS

SCREAM PROPOSAL NO. 1: ELIMINATE THE CLASSIFIED BOARD AND PROVIDE ONE YEAR TERMS
                       FOR ALL DIRECTORS

     The Company's Certificate of Incorporation mandates a "classified" Board of Directors, consisting of three classes of directors of as nearly equal size as possible, with the members of one class elected each year. Consequently, the shareholders cannot vote on all of the directors at each annual meeting. As a practical matter, this means that at least two annual meetings must come and go before the shareholders can replace a majority of the Board.

     SCREAM believes that the classified Board serves to entrench existing management and inhibit change, all to the detriment of shareholders. Elimination of the classified Board would give shareholders the opportunity to voice their approval or disapproval of the performance of all of their directors annually and, we believe, remove a significant impediment to takeover attempts. We believe that annual election of directors would ensure that all of the directors remain accountable to the shareholders and that management decisions reflect the interests of Talley's shareholders, rather than those of management itself. And, since the change would not take effect until the 1998 annual meeting, the seven carryover directors, working with the three SCREAM directors, would have a transition period in which to prepare the Board for a return to annual accountability.

     SCREAM believes that the Company's attempted justification of its classified Board demonstrates its complete disregard for the intelligence and judgment of Talley's shareholders. Talley's shareholders have the power to ensure continuity and experience without a classified Board, simply by exercising their judgment in voting annually to return incumbent directors to office. Absent the assumption that the shareholders do not know "what is good for them" we believe that there is no justification for the contrived mechanism of a classified Board, particularly since it serves to extend the time required to replace a majority of the directors. Finally, we note that the Company has been subject to the "stability and continuity" of its classified Board for a number of years, and that we see no evidence that such characteristics have prevented Talley its less-than-spectacular performance during that time.

     SCREAM also believes that the "everyone does it" argument put forth by the Company in defense of the classified Board is without merit and that in any event there is no basis for comparing Talley to "large and well-run" companies.

     Under Delaware law, amendments to the Company's Certificate of Incorporation must be initiated by the Board of Directors. Therefore, SCREAM PROPOSAL No. 1 (the text of which is included in ANNEX A to this Proxy Statement) recommends that the Board of Directors act to amend the Certificate of Incorporation to eliminate the classified Board of Directors, commencing with the election of directors in 1998, by adopting a resolution to that effect and submitting it to a vote of the shareholders at a special meeting called for that purpose as promptly as practicable following the Annual Meeting.

     Pursuant to the Company's Bylaws, as filed with the SEC, the holders of a majority of the aggregate number of votes to which all outstanding shares of capital stock are entitled will constitute a quorum at the Annual Meeting. Pursuant to Delaware law, however, the presence of a shareholder, in person or by proxy, for the sole purpose of protesting the legality of a meeting of shareholders may not be counted in establishing the presence of a quorum. The Company's Bylaws provide that adoption of SCREAM PROPOSAL No. 1 requires the affirmative vote of a majority of the voting power of the Common and Preferred Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on that Proposal. According to the Company's proxy materials, as filed with the SEC, abstentions will be counted as present and entitled to vote and will have the same effect as vote against SCREAM PROPOSAL No. 1. Broker non-votes will be counted as present for purposes of determining the presence of absence of a quorum, but will not be counted as entitled to vote on SCREAM PROPOSAL No. 1 and will have no effect on the outcome of the vote on that Proposal.

     IF YOU PROPERLY SIGN, DATE AND RETURN THE BLUE PROXY CARD(S), BUT YOU DO NOT INDICATE YOUR INSTRUCTIONS THEREON, YOUR SHARES WILL BE VOTED IN FAVOR OF SCREAM PROPOSAL NO. 1.

SCREAM PROPOSAL NO. 2: REQUIRE THE CALL OF SPECIAL STOCKHOLDERS' MEETINGS UPON
                       THE DEMAND OF HOLDERS OF 10% OR MORE OF THE VOTING STOCK

     The Company's Certificate of Incorporation and Bylaws provide that only the Board of Directors, Chairman of the Board and President have the authority to call special meetings of shareholders. The shareholders, on the other hand, do not have the authority to call meetings or require that they be called by the Company. So, no matter what management may do or not do, or why the shareholders may want to meet, they have no right to meet and no power to act independently of management.

     SCREAM believes that it is imperative that Talley's shareholders have the power to act independently at special meetings. However, we believe that such meetings should not be called lightly and recognize that frequently called meetings could impede management and result in substantial additional expense to the Company. Therefore, we are proposing that special meetings should only be called upon the written demand of the holders of ten percent (10%) or more of Talley's outstanding voting stock. We believe that such a provision would work to restore a substantial degree of shareholder democracy and enhance the accountability of management to the shareholders, while preventing the call of unnecessary or unwarranted shareholder meetings.

     In our view, the Company's justification for denying shareholders the right to call special meetings demonstrates once again the low regard in which management holds the shareholders. It assumes that shareholders will exercise their rights inappropriately and act in a manner harmful to the Company by "wasting" its time and "disrupting" its operations, and that only management has the wisdom and judgment to determine when circumstances "warrant" a meeting of shareholders. Unlike current management, we believe that the shareholders can and will recognize their own best interests, as well as those of the Company and, consequently, will exercise the right to call special meetings in a prudent and appropriate manner.

     So far as SCREAM is aware, the Company has never called a special meeting of its shareholders. Therefore, we believe that Company's position that the current procedures are adequate because management will call such meetings in an appropriate case is completely groundless. In addition, notwithstanding management's statements to the contrary, MR. ALISSA HAS NEVER SUCCESSFULLY AVAILED HIMSELF OF THE COMPANY'S PROCEDURES, although he has tried to do so. Instead, on one occasion, he submitted a shareholder proposal UNDER PROCEDURES CONTAINED IN THE RULES OF THE SEC, independent of the Company's governing documents. On another occasion, WHILE MR. ALISSA COMPLIED WITH THE REQUIREMENTS OF THE COMPANY'S BYLAWS, WILLIAM MALLENDER SUMMARILY REFUSED TO PERMIT THE SHAREHOLDERS TO VOTE ON HIS DIRECTOR-NOMINEE AT THE 1996 ANNUAL MEETING.

     Existing procedures may be adequate in the hands of a management intent on serving the interests of shareholders. However, we believe that Mr. Mallender's action in preventing the shareholders from voting on Mr. Alissa's Board nominee last year clearly demonstrates that, in the hands of a management intent on its own self-preservation, such procedures are woefully inadequate and, in fact, act as a bar to shareholder action. Therefore, we believe that these provisions must be expanded to permit direct shareholder action, without reliance on the motives of management.

     Under Delaware law, amendments to the Company's Certificate of Incorporation must be initiated by the Board of Directors, while amendments to its Bylaws may be effected by action of the Board of Directors alone. Therefore, SCREAM PROPOSAL No. 2 (the text of which is included in ANNEX A to this Proxy Statement) recommends that the Board of Directors act to amend the Certificate of Incorporation to permit holders of ten percent (10%) or more of the Company's voting stock to require the call of special meetings upon written demand delivered to the Board of Directors, the President or Secretary, by adopting a resolution to that effect and submitting it to a vote of the shareholders at a special meeting called for that purpose as promptly as practicable following the Annual Meeting and that, assuming shareholder action in favor of such an amendment to the Certificate of Incorporation, the Board of Directors act promptly to amend the Bylaws accordingly.

     Pursuant to the Company's Bylaws, as filed with the SEC, the holders of a majority of the aggregate number of votes to which all outstanding shares of capital stock are entitled will constitute a quorum at the Annual Meeting. Pursuant to Delaware law, however, the presence of a shareholder, in person or by proxy, for the sole purpose of protesting the legality of a meeting of shareholders may not be counted in establishing the presence of a quorum. The Company's Bylaws provide that adoption of SCREAM PROPOSAL No. 2 (the text of which is included in ANNEX A to this Proxy Statement) requires the affirmative vote of a majority of the voting power of the shares of Common and Preferred Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on that Proposal. According to the Company's Proxy Statement, as filed with the SEC, abstentions will be counted as present and entitled to vote and will have the same effect as vote against SCREAM PROPOSAL No. 2. Broker non-votes will be counted as present for purposes of determining the presence or absence of a quorum, but will not be counted as entitled to vote on SCREAM PROPOSAL No. 2 and will have no effect on the outcome of the vote on that Proposal.

     IF YOU PROPERLY SIGN, DATE AND RETURN THE BLUE PROXY CARD(S), BUT YOU DO NOT INDICATE YOUR INSTRUCTIONS THEREON, YOUR SHARES WILL BE VOTED IN FAVOR OF SCREAM PROPOSAL NO. 2.

SCREAM PROPOSAL NO. 3: ELIMINATE CERTAIN SUPERMAJORITY VOTING REQUIREMENTS

     The Company's Certificate of Incorporation provides that the affirmative vote of eighty percent (80%) of all classes of the Company's stock entitled to vote is required for amendment of a number of its provisions including, without limitation, the provisions (1) requiring a classified Board of Directors; (2) limiting authority to call special meetings to the Board of Directors, Chairman of the Board and President; and (3) requiring an eighty percent (80%) vote to modify the foregoing supermajority voting provisions. Supermajority votes also are required to amended a number of other anti-takeover or "shark repellent" provisions of the Certificate of Incorporation.

     We believe that supermajority voting provisions, as well as the other shark repellent provisions of the Company's Certificate of Incorporation and Bylaws, impede shareholder democracy and entrench existing management generally, without regard to takeover offers or any other specific actions. Therefore, SCREAM believes that the Company's governing documents should be reviewed and revised to eliminate those provisions that discourage shareholder action and encourage management entrenchment.

     We believe that management's statement that supermajority voting requirements "are not intended as, and cannot properly be used as, a shield against a fair and fully funded takeover offer that benefits the shareholders equally" is no defense at all. Instead we believe that it is nothing more than an attempt to "distract" the shareholders. As such, we view management's response as yet another indication of its lack of respect for the intelligence and judgment of Talley shareholders.

     In 1978, the SEC itself identified supermajority voting requirements as among a class of devices the primary purpose of which is to deter unfriendly takeovers, which act "to insulate management from removal," and the overall effect of which is to "make difficult the removal of management." WE BELIEVE THAT THE SEC IS CORRECT AND THAT, NOTWITHSTANDING THE STATED PURPOSE OF THE COMPANY'S SUPERMAJORITY VOTING REQUIREMENTS, THEY IN FACT ACT TO INSULATE CURRENT MANAGEMENT FROM REMOVAL AND RENDER SUCH REMOVAL DIFFICULT. WE LEAVE IT TO OUR FELLOW SHAREHOLDERS TO REACH THEIR OWN CONCLUSIONS AS TO THE REAL MOTIVATION BEHIND MANAGEMENT'S SUPPORT OF THESE REQUIREMENTS AND AS TO WHETHER THE POSSIBLE BENEFICIAL EFFECTS OF THESE REQUIREMENTS OUTWEIGHS THEIR IMPACT ON MANAGEMENT.

     Under Delaware law, amendments to the Company's Certificate of Incorporation must be initiated by the Board of Directors. Therefore, SCREAM PROPOSAL No. 3 (the text of which is included in ANNEX A to this Proxy Statement) recommends that the Board of Directors undertake a thorough review of the Company's Certificate of Incorporation and Bylaws for the purpose of identifying and removing those provisions that limit shareholder participation and that, at a minimum, the Board of Directors act to amend the Certificate of Incorporation to eliminate the supermajority vote require to amend those provisions dealing with the structure of the Board of Directors and the call of special shareholder meetings, by adopting a resolution to that effect and submitting it to a vote of the shareholders at a special meeting called for that purpose as promptly as practicable following the Annual Meeting. Under Delaware law, the affirmative vote of more than fifty percent (50%) of the outstanding shares of voting stock is required to amend a certificate of incorporation. Therefore, to the extent that the Board and the shareholders act to eliminate the existing eighty percent (80%) supermajority provisions, the fifty percent (50%) statutory voting requirement will apply.

     SCREAM PROPOSAL No. 3 does not mandate the removal of all provisions that might serve to impede shareholder participation and, therefore, entrench management. However, we anticipate that, if the Board of Directors undertakes a good faith review of the Certificate of Incorporation and Bylaws, removal of most, if not all, of such provisions will follow.

     Pursuant to the Company's Bylaws, as filed with the SEC, the holders of a majority of the aggregate number of votes to which all outstanding shares of capital stock are entitled will constitute a quorum at the Annual Meeting. Pursuant to Delaware law, however, the presence of a shareholder, in person or by proxy, for the sole purpose of protesting the legality of a meeting of shareholders may not be counted in establishing the presence of a quorum. The Company's Bylaws provide that adoption of SCREAM PROPOSAL No. 3 (the text of which is included in ANNEX A to this Proxy Statement) requires the affirmative vote of a majority of the voting power of the shares of Common and Preferred Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on that Proposal. According to the Company's Proxy Statement, as filed with the SEC, abstentions will be counted as present and entitled to vote and will have the same effect as vote against SCREAM PROPOSAL No. 3. Broker non-votes will be counted as present for purposes of determining the presence or absence of a quorum, but will not be counted as entitled to vote on SCREAM PROPOSAL No. 3 and will have no effect on the outcome of the vote on that Proposal.

     IF YOU PROPERLY SIGN, DATE AND RETURN THE BLUE PROXY CARD(S), BUT YOU DO NOT INDICATE YOUR INSTRUCTIONS THEREON, YOUR SHARES WILL BE VOTED IN FAVOR OF SCREAM PROPOSAL NO. 3.

SCREAM PROPOSAL NO. 4: ELIMINATE THE COMPANY'S RIGHTS ("POISON PILL") PLAN OR
                       SUBMIT THE QUESTION OF ITS ELIMINATION OR RETENTION TO A BINDING VOTE OF THE STOCKHOLDERS

     On April 29, 1986, the Board of Directors adopted a shareholder rights plan (commonly known as a "poison pill") (the "Rights Plan"). The Board acted on its own initiative, with neither prior shareholder approval nor subsequent ratification, at a time when, to our knowledge, there was no indication of a hostile takeover attempt. In February 1996, the Board again acted unilaterally, this time to extend the term of the Rights Plan. Again, there was apparently no impending threat of an unfriendly takeover bid. And, this time the Board acted in the face of a shareholder proposal challenging the continued existence of the Rights Plan.

     Pursuant to the Rights Plan, each share of the Company's Common Stock currently has attached one Right entitling its holder to purchase one one-hundredth (1/100) of a share of the Company's Series C Junior

Participating Preferred Stock ("Series C Preferred") at a price of $32. In addition, the Rights separate from the Common Stock ten days after (i) any person acquires fifteen percent (15%) of the Company's Common Stock or (ii) the date of commencement, or the first public announcement, of a tender or exchange offer which would result in the ownership by an person of fifteen percent (15%) or more of the Company's Common Stock (each, an "Acquiring Person Transaction"). Once such separation has occurred, if the Company is a party to a merger or other business combination, or engages in certain other transactions, specified in the Rights Plan, each Right is exercisable for that number of shares of Common Stock which, at the time of the triggering transaction, would have a market value equal to twice the exercise price of the Right. The Rights are redeemable by action of the Company, on ten days notice, at a redemption price of $0.05 per Right, at any time prior to an Acquiring Person Transaction.

     SCREAM believes that the Rights Plan serves the interest of management, to the detriment of the shareholders, by permitting the Board of Directors to reject tender offers and other takeover attempts without presentation to the shareholders. That is, the Board has the ability to act for its own motives, even when an offer could be attractive to some or all of the shareholders. Therefore, we believe that the Board should either redeem the Rights and, thereby, eliminate the Rights Plan, or permit the shareholders to decide whether the Rights and the Plan should be eliminated or retained, and SCREAM PROPOSAL No. 4 calls upon the Board of Directors to take one of these two actions.

     We believe that the fact that other companies have adopted Poison Pills is entirely irrelevant to the appropriateness of such a Plan for the Company. We do note, however, that in the last several years a substantial number of larger and more successful companies, including Bell Atlantic, Philip Morris, Time Warner, United Technologies, La Quinta Inns and Lockheed, have acted voluntarily to eliminate their Poison Pills and that proposals to redeem or allow shareholders to vote on Poison Pills have received majority support at some 24 publicly traded companies, including Advanced Micro Devices, Intel and Ryder. In no case, have we found evidence of adverse effects stemming from such action.

     THE COMPANY HAS IN PLACE TEN OF THE 16 PROVISIONS IDENTIFIED BY THE SEC AS ANTI-TAKEOVER MEASURES, IN ADDITION TO THE POISON PILL. Therefore, we believe that the Company's reliance on a study of the allegedly beneficial effects of a "moderate" number of shark repellents is unwarranted and misleading. We also believe that Company's demonstrably poor performance, even with its veritable arsenal of anti-takeover defenses, provides clear evidence that such measures have not worked to the benefit of Talley's shareholders.

     In response to a shareholder proposal submitted for action at the Company's 1996 annual meeting, management stated its belief that the Rights Plan protects shareholders against potential abuses during the takeover process and permits the Board to negotiate on behalf of all of the shareholders to maximize and enhance shareholder value. In light of management's apparent lack of concern for shareholder value, as evidenced by the Company's historical performance (see "WHY SCREAM??? -- Historical Performance of the Company"), and given the presence, in the Company's governing documents, of a veritable arsenal of shark repellent provisions, we believe that management's rationale for adoption and renewal of the Rights Plan is disingenuous at best and self-serving at worst.

     AT THE 1996 ANNUAL MEETING, NEARLY 39% OF THE COMPANY'S SHARES VOTED WERE CAST IN FAVOR OF A SHAREHOLDER PROPOSAL TO ELIMINATE THE RIGHTS PLAN OR TO SUBMIT THE MATTER TO A BINDING SHAREHOLDER VOTE. THIS 39% APPROVAL REPRESENTS, IN OUR EXPERIENCE, AN EXCEPTIONALLY HIGH PERCENTAGE FOR A SHAREHOLDER PROPOSAL. WE BELIEVE THAT THE SHAREHOLDER RESPONSE WAS PARTICULARLY SIGNIFICANT IN THE FACE OF A SELF-CONGRATULATORY LETTER TO SHAREHOLDERS ANNOUNCING THE EXTENSION OF THE POISON PILL, CIRCULATED BY MANAGEMENT ON TALLEY LETTERHEAD AND, WE PRESUME, AT THE COMPANY'S EXPENSE, IN ADVANCE OF THE 1996 ANNUAL MEETING. MANAGEMENT'S ACTION IN EXTENDING THE POISON PILL IN THE FACE OF MR. ALISSA'S PENDING PROPOSAL WE BELIEVE, DEMONSTRATES YET AGAIN MANAGEMENT'S DISDAIN FOR THE SHAREHOLDERS AND ITS UNWILLINGNESS TO PERMIT THE SHAREHOLDERS TO DECIDE MATTERS CENTRAL TO THEIR OWN INTERESTS. IMPLEMENTATION AND CONTINUATION OF THE RIGHTS PLAN IN THE FACE OF SUCH SIGNIFICANT SHAREHOLDER OPPOSITION, IN OUR VIEW, DEMONSTRATES THAT CURRENT MANAGEMENT IS RUNNING THE COMPANY, AND MAKING MANAGEMENT DECISIONS, FOR ITS OWN BENEFIT AND PROTECTION AND NOT FOR THE BENEFIT OF THE COMPANY'S SHAREHOLDERS.

     We believe that the ultimate issue is not whether management believes the Poison Pill is a good thing, but rather whether it is management or the shareholders who should make that determination and act on takeover proposals. An SEC study has concluded that "POISON PILL PLANS CAN EFFECTIVELY PREVENT SHAREHOLDERS FROM EVEN CONSIDERING THE MERITS OF A TAKEOVER THAT IS OPPOSED BY THE BOARD." We have no confidence that Talley's current management will "disarm" the Poison Pill, even when such action is in the best interests of a majority, or even all, of the shareholders. Therefore, quite apart from the potential effects of Poison Pills, we believe that it is in the best interests of Talley's shareholders that they act directly on retention of the Poison Pill and on any future takeover proposals, rather than leaving such matters to current management.

     It is SCREAM's view that continuation of the Rights Plan serves the interest of management in perpetuating itself, reduces management's accountability to the shareholders and damages shareholder value. In light of these adverse effects of the Rights Plan, and the fact that it was both adopted and extended, without shareholder approval or ratification, we are again proposing that the Board of Directors either (i) redeem all of the Rights and, thereby, terminate the Rights Plan or (ii) submit to a binding vote of the shareholders the question of whether to eliminate or retain the Rights and the Rights Plan, by adopting a resolution to that effect and submitting it to a vote of the shareholders at a special meeting called for that purpose as promptly as practicable following the Annual Meeting.

     Pursuant to the Company's Bylaws, as filed with the SEC, the holders of a majority of the aggregate number of votes to which all outstanding shares of capital stock are entitled will constitute a quorum at the Annual Meeting. Pursuant to Delaware law, however, the presence of a shareholder, in person or by proxy, for the sole purpose of protesting the legality of a meeting of shareholders may not be counted in establishing the presence of a quorum. The Company's Bylaws provide that adoption of SCREAM PROPOSAL No. 4 (the text of which is included in ANNEX A to this Proxy Statement) requires the affirmative vote of a majority of the voting power of the shares of Common and Preferred Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on that Proposal. According to the Company's Proxy Statement, as filed with the SEC, abstentions will be counted as present and entitled to vote and will have the same effect as vote against SCREAM PROPOSAL No. 4. Broker non-votes will be counted as present for purposes of determining the presence or absence of a quorum, but will not be counted as entitled to vote on SCREAM PROPOSAL No. 4 and will have no effect on the outcome of the vote on that Proposal.

     IF YOU PROPERLY SIGN, DATE AND RETURN THE BLUE PROXY CARD(S), BUT YOU DO NOT INDICATE YOUR INSTRUCTIONS THEREON, YOUR SHARES WILL BE VOTED IN FAVOR OF SCREAM PROPOSAL NO. 4.

                                 WHY SCREAM???

     We believe that management has no interest in enhancing shareholder value and has no intention (or perhaps lacks the capacity) to manage the Company for the benefit of its shareholders. We also believe, however, that management is acutely interested in running the Company for its own benefit, even when its actions may be to the detriment of shareholders. In general, we believe that current management is so entrenched and so focused on sustaining and enriching itself that the only viable option for Talley's shareholders is to begin the process of replacing management entirely.

HISTORICAL PERFORMANCE OF THE COMPANY

     SCREAM has prepared an array of statistical and graphical data to assist you in deciding whether SCREAM's charges against current management have merit and whether you should vote your shares in favor of the SCREAM NOMINEES and the SCREAM PROPOSALS. Although SCREAM has made certain calculations, the data were drawn primarily from Talley's required filings with the SEC. This data forms the basis for the tables and charts which follow, although the tables and charts themselves were prepared by SCREAM. In our view this data demonstrates that, by almost any objective measure, Talley's management has failed to operate the Company effectively and profitably and has failed to preserve and enhance shareholder value.

          TABLE 1: STANDARD MEASUREMENTS OF PERFORMANCE UNDER TALLEY'S CURRENT MANAGEMENT
              YEAR
   (FISCAL YEAR ENDS DEC. 31)        1991       1992       1993       1994       1995       1996
  Revenues ('000)                  $336,893   $320,718   $324,200   $327,760   $385,286   $502,698
  Total Assets ('000)              $466,891   $363,822   $382,438   $369,903   $372,599   $280,385
  Stockholders' Equity ('000)      $ 53,697   $ 40,781   $ 36,542   $ 40,166   $ 58,334   $ 74,486
  Cash Flow ('000)                 $ 34,993   $(36,863)  $  2,026   $    808   $ (2,527)  $ 38,283
  Shares Outstanding ('000)           8,795      9,189      9,676     10,412     14,001     13,913
  Revenues per Share               $  38.31   $  34.90   $  33.51   $  31.48   $  27.52   $  36.13
  Total Assets per Share ('000)    $  53.09   $  39.59   $  39.52   $  35.53   $  26.61   $  20.15
  Equity per Share                 $   6.11   $   4.44   $   3.78   $   3.86   $   4.17   $   5.35
  Cash Flow per Share              $   3.98   $  (4.01)  $   0.21   $   0.08   $  (0.18)  $   2.75

     WE BELIEVE THE NUMBERS ABOVE SPEAK FOR THEMSELVES -- WHETHER MEASURED BY REVENUES PER SHARE, TOTAL ASSETS PER SHARE, EQUITY PER SHARE, OR CASH FLOW PER SHARE, TALLEY IS BEHIND WHERE IT WAS IN 1991 AND IS A COMPANY THAT HAS BEEN GOING NOWHERE.

     To make it clear how Talley has performed, we have charted certain performance measures for Talley over the past several years.

                                 REVENUES PER     TOTAL ASSETS   BOOK VALUE PER
YEAR                                    SHARE        PER SHARE            SHARE
1990                                    37.89            59.83            11.08
1991                                    38.31            53.09             6.11
1992                                     34.9            39.59             4.44
1993                                    33.51            39.52             3.78
1994                                    31.48            35.53             3.86
1995                                    27.52            26.61             4.17

     With these measures of Talley's performance generally flat or declining, it is no surprise to us that the Company's Common Stock has underperformed the stock market by a wide margin. The graph below depicts the price movement of Talley's Common Stock compared to the S&P 500 Index, a widely used gauge for the performance of the stock market, for every year since 1987. Notice the dramatic percentage rise in the S&P 500 Index, and the equally dramatic underperformance of the Company's stock. THIS IS NOT A PERFORMANCE THAT TALLEY'S BOARD AND MANAGEMENT SHOULD BE PROUD OF -- AND, IN OUR VIEW, IT IS NOT A RECORD THAT YOU, AS A VOTING SHAREHOLDER OF TALLEY, SHOULD PERMIT TO CONTINUE.

                                   TALLEY - %      S&P 500 - %
YEAR                                   CHANGE           CHANGE
1986                                        0                0
1987                                    -6.29             2.02
1988                                   -23.89            14.67
1989                                   -43.71            45.91
1990                                   -70.42            36.66
1991                                   -79.58            72.21
1992                                   -83.95             78.1
1993                                   -63.53            92.59
1994                                   -57.85            89.62
1995                                   -57.55           154.31
1996                                   -63.53           205.84

     Notwithstanding Talley's financial and stock market performance over the last several years, the Board, under William Mallender's leadership, has not been hampered from compensating management handsomely. Consider the following table, which shows how much Mr. Mallender and the five highest paid executives have received each year since 1990, a period during which Talley's stock substantially underperformed the S&P 500. The chart on the following page shows that William Mallender has received handsome compensation packages every year, and particularly in 1996, and that his compensation appears to bear no reasonable or rational relationship to the Company's performance.

                            1991         1992         1993         1994         1995         1996
  Mallender's Total
    Compensation (1)...  $  520,218   $  660,524   $2,386,630   $1,370,323   $1,022,500   $ 3,960,135
  Five Highest Paid
    Executives' Total
    Compensation (1)...  $1,403,773   $1,637,859   $6,351,917   $2,762,089   $2,462,649   $10,163,187

(1) Includes salary, bonus, restricted stock awards, payments made under the Company's long-term incentive program, and "Other Annual Compensation" and "All Other Compensation" as defined in the Company's proxy statements on
    Schedule 14A filed with the SEC.

                                  MALLENDER'S
YEAR                                      PAY    OPERATING EPS
1990                                   605606           (6.25)
1991                                   520218           (5.24)
1992                                   660524           (2.11)
1993                                  2386630           (0.85)
1994                                  1370323             0.13
1995                                  1022554             0.25

LENGTH OF SERVICE OF SENIOR MANAGEMENT AND THE BOARD OF DIRECTORS

     We believe even a brief review of the backgrounds of Talley's executive officers and directors indicates clearly that current management has been in place so long that it has lost sight of the fact that its job is to run the Company for the benefit and enrichment of the shareholders and not for itself. Therefore, we believe, the Company literally is starving for "new blood" and the shareholders are suffering as a result of its absence.

     Consider, for example, the following, based on the Company's filings with the SEC:

     - WILLIAM MALLENDER has been employed by the Company for 26 YEARS -- NEARLY 2/3 OF HIS ADULT LIFE.

     - On average, the Company's 5 EXECUTIVE OFFICERS have worked for the Company for almost 19 YEARS -- MORE THAN HALF OF THEIR ADULT LIVES.

     - On average, the Company's 8 CONTINUING NON-MANAGEMENT DIRECTORS have served for more than 11 YEARS -- 1 OF THESE DIRECTORS has been on the Board for 27 YEARS and another for 14 YEARS.

     - On average, the 2 DIRECTORS UP FOR REELECTION other than the DESIGNATED TALLEY NOMINEE have served for 23 YEARS -- 1 OF THESE DIRECTORS (WILLIAM MALLENDER) has been on the Board SINCE 1975.

     SCREAM values the wisdom of experience and, of course, does not believe in youth for its own sake. In fact, we readily acknowledge that the average age of the SCREAM NOMINEES is 66. However, we also believe that managers and directors, left undisturbed and unchallenged for an extended period of time, may lose sight of the fact that their mission is to maximize value for the shareholders and not to perpetuate their own existence. And, in the case of Talley's senior executive personnel, we believe that this has been occurring for some time, to the detriment of the Company and its shareholders.

DIRECTOR COMPENSATION

     We also believe that it is easy to see why the members of the Board are so interested in maintaining their positions. The following is a list of some of the forms of compensation and "perqs" available to non-employee directors EACH YEAR, as reported in the Company's 1997 Proxy Statement, as filed with the SEC:

     - $27,000 retainer;

     - $1,000 per Board meeting (this amounted to $13,000 PER DIRECTOR in 1996);

     - $650 per Committee meeting (this amounted to $1,300 PER MEMBER of the Audit and Executive Compensation Committees in 1996);

     - REIMBURSEMENT OF EXPENSES for attendance at Board and Committee meetings;

     - BENEFITS under the Company's medical plan and travel and accident insurance policy;

     - 1,000 SHARES OF COMMON STOCK; AND

     - 1,000 STOCK OPTIONS.

     Each non-employee director who has served on the Board for at least five years (which, at present, includes all but one of the Company's outside directors) also is entitled to enjoy the following benefits:

     - Upon termination or retirement, deferred compensation/retirement benefits equal to his highest eligible compensation during the preceding three years;

     - $50,000 IN A LUMP-SUM PAYMENT upon resignation from the Board on or after age 70 (which currently applies to two directors); AND

     - Coverage under Talley's group life insurance policy.

     WE BELIEVE THAT IT IS EASY TO SEE WHY THE COMPANY'S DIRECTORS CLING SO TENACIOUSLY TO THEIR POSITIONS -- THEY PROVIDE A QUITE LAVISH COMPENSATION PACKAGE. AND, SINCE A SUBSTANTIAL PORTION OF THE COMPENSATION IS TIED TO LONGEVITY OF SERVICE, IT SEEMS TO US THAT THE DIRECTORS HAVE EVERY INCENTIVE TO SETTLE IN FOR THE LONG TERM.

     Lavish director compensation is not, it appears, limited to amounts received for services as directors. During 1996, the Company paid Talley director Alex Stamatakis $189,000 in consulting fees and related expenses for "SERVICES RELATING TO INTERNATIONAL BUSINESS MATTERS," even though the Company's SEC filings indicate that "SUBSTANTIALLY ALL OF THE COMPANY'S FACILITIES ARE LOCATED IN AND PROVIDE SALES AND SERVICES TO THE UNITED STATES AND CANADA" and Mr. Mallender has indicated that the Company's recently sold Canadian steel subsidiary was the Company's "ONLY NON-U.S. BASED OPERATING SUBSIDIARY." One may only wonder why Mr. Stamatakis is entitled to compensation for assistance in international business matters when the Company apparently has none. In addition, David Victor, another Talley director has been handsomely compensated by the Company outside of his "normal" director's compensation. In particular, during the last three years, Mr. Victor's law firm billed the Company OVER $1.3 MILLION. SCREAM believes that the role of directors is to serve the interests of the Company's shareholders and that, to the extent that any one or more of them stands to benefit from business relationships with the Company, such interests cannot adequately be served.

     The SCREAM PROPOSALS do not directly address the issue of director compensation. However, SCREAM anticipates that, following the election of the SCREAM NOMINEES, the Board will take action to review director compensation and bring it more into line with current norms for comparable public companies in general and similarly situated enterprises in particular. In this regard, SCREAM believes that director compensation can and should be reduced by the elimination of director coverage under the Company's various insurance policies and both lump-sum and ongoing pension payments to retiring directors. While the SCREAM NOMINEES, as a minority of the Board, cannot ensure that such actions will be taken, if elected, the SCREAM NOMINEES will forego all director compensation other than the standard retainer (currently $27,000 annually), expense reimbursements and stock option awards (currently 1,000 annually), pending revision of the Company's director compensation policy.

EXECUTIVE COMPENSATION

     According to the Company's proxy materials, the Board granted senior management A 313% PAY INCREASE, paying out OVER $10.1 MILLION, including some $4 MILLION TO WILLIAM MALLENDER, for calendar year 1996. In that same year, EARNINGS APPLICABLE TO COMMON STOCK were ONLY $5.6 MILLION and THE COMMON STOCK PRICE DECLINED NEARLY 15% FROM ITS ALREADY DEPRESSED LEVEL. In addition, the Board of Directors has provided Mr. Mallender with a "golden parachute" under which, for the next three years, he is entitled to receive a lump-sum CASH PAYMENT OF 2.5 TIMES HIS ANNUAL COMPENSATION, which could be as much as $9.9 MILLION (based on 1996 annual compensation), if the SCREAM NOMINEES or any other two or more nominees opposed by the Company are elected and Mr. Mallender's employment is terminated, or he decides he does not want to work for the new Board. Even absent such a "change in control," Mr. Mallender is entitled to receive A CASH PAYMENT OF TWICE HIS ANNUAL COMPENSATION, which could be as much as $7.9 MILLION (based on 1996 compensation), if his employment is terminated for any reason short of EMBEZZLEMENT, CONVERSION OF CORPORATE PROPERTY, OR SIMILAR WILLFUL MISCONDUCT.

     THAT IS, MR. MALLENDER CURRENTLY IS ENTITLED TO RECEIVE $9.9 MILLION IF THE SCREAM NOMINEES ARE ELECTED AND HE DECIDES TO QUIT. AND, IF THE SCREAM NOMINEES ARE NOT ELECTED OR HE DOES NOT DECIDE TO QUIT, MR. MALLENDER IS ENTITLED TO RECEIVE $7.9 MILLION IN CASH, EVEN IF THE BOARD TERMINATES HIS EMPLOYMENT FOR NEGLIGENCE, BAD JUDGMENT OR OTHER GOOD AND SUFFICIENT REASON (SHORT OF WILLFUL MISCONDUCT) AT ANY TIME DURING THE NEXT THREE YEARS.

     OBVIOUSLY, TALLEY WAS A GOOD INVESTMENT FOR MR. MALLENDER AND SENIOR MANAGEMENT IN 1996 -- BUT NOT FOR TALLEY SHAREHOLDERS.

     SCREAM believes that effective executives should be well compensated and that such compensation should be tied directly to reasonable performance expectations. However, we also believe that it is entirely inappropriate to reward managers while the Company's business is suffering. And, in our view, there is absolutely no justification for granting significant severance benefits when termination is based on a failure to perform or other "good cause." The SCREAM PROPOSALS do not directly address the issue of executive compensation. However, we anticipate that a newly constituted Board of Directors, not under Mr. Mallender's influence and control, will revisit Talley's executive compensation arrangements and will bring them into line with the realities of a less-than-successful publicly held company.

                                  WE SCREAM!!!

     SCREAM is composed of four Talley shareholders. We beneficially own, in the aggregate 1,476,950 shares of Talley Common Stock, acquired between 1994 and 1997. Additional information concerning our interest in Talley's securities appears in Annex B to this Proxy Statement.

     The driving force behind the creation of SCREAM (apart from Talley's poor operating results and dismal stock market performance) was Saad A. Alissa. Mr. Alissa, a citizen of the Kingdom of Saudi Arabia, first began to acquire shares of the Company's Common Stock in July 1994, both directly and through Abdullatif Ali Alissa Establishment, a sole proprietorship organized under the laws of the Kingdom of Saudi Arabia (the "Establishment") of which he serves as President. Mr. Alissa has continued to purchase Talley shares directly and through the Establishment and its subsidiaries. At the same time, Mr. Alissa has undertaken a number of steps designed to overcome management inertia and enhance Talley's value for the benefit of its shareholders. As the following summary demonstrates, Mr. Alissa's proposals consistently have been ignored or thwarted by management, while the Company has continued to languish. SCREAM was born out of Mr. Alissa's belief that there is, in fact, no realistic possibility of effecting change through current management and that, therefore, any improvement in Talley's prospects must commence with the replacement of that management.

     Mr. Alissa first met with William Mallender, Chairman and Chief Executive Officer, and Alex Stamatakis, a member of the Board of Directors, at Mr. Alissa's request, on August 31, 1995. At this meeting, Mr. Alissa explored the possibility of (1) eliminating the Rights Plan (or submitting the matter to a vote of the shareholders); (2) disposing of non-core businesses; and (3) using resulting sale proceeds to retire a portion of the Company's debt. While management promised to consider his proposals, no action resulted from this meeting.

     Given management's unresponsiveness, by letter dated October 29, 1995, Mr. Alissa submitted to the Company a shareholder proposal (the "Initial Proposal") for inclusion in its proxy materials for the 1996 annual meeting. Like SCREAM PROPOSAL No. 4, the Initial Proposal called for redemption of the Rights or submission of the matter to a binding vote of the shareholders. While the Initial Proposal was included in the Company's proxy materials, as required by SEC rules, management, not only opposed its adoption but, in February 1996, extended the term of the Rights Plan. This action was taken after receipt of the Initial Proposal and with full knowledge that it challenged the continued existence of the Rights Plan and sought shareholder input on the matter.

     On January 6, 1996, Mr. Alissa exercised his rights as a shareholder of the Company, pursuant to Article II, Section 8 of the Company's Bylaws, to put forth a nominee for election to the Company's Board of Directors at the Company's 1996 annual meeting. In preparation for that meeting, by letter dated February 25, 1996, Mr. Alissa demanded access to the Company's shareholder list, as permitted under Delaware law. The Company rejected Mr. Alissa's demand, and in turn demanded assurances from Mr. Alissa that the shareholder communications for which the list was sought would be effected in compliance with applicable law and SEC rules. It was, and remains, Mr. Alissa's position that both the Company's denial of unqualified access to the shareholder list and its implied concern as to the propriety of his purposes were both groundless and inappropriate. However, in the interest of time, Mr. Alissa promptly provided the assurances demanded and finally received access to the shareholder list.

     Thereafter Mr. Alissa did, in fact, communicate with certain other shareholders regarding, among other things, the election of his nominee to the Board of Directors. However, management refused to permit that nomination to come before the 1996 annual meeting. The plain language of both the Company's Bylaws and the Company's proxy materials states that shareholders "may nominate persons for election as director" by complying with certain stated procedures. However, without challenging the adequacy of compliance with such procedures, management took the position that it was not required, to put forward shareholder nominations, but that its sole obligation was to consider for nomination nominees put forward by shareholders.

     On December 17, 1996, at his request, Mr. Alissa again met with William Mallender and other members of senior management. In the course of that meeting, it was Mr. Alissa's understanding that management (1) agreed to his proposal to dispose of the Company's non-core businesses and to focus on such high growth, core businesses as specialty steel and the airbags business that the Company recently had reentered; (2) agreed to develop new, independent investment banking relationships to improve stock sponsorship and to assist in building and expanding the core businesses; and (3) extended an invitation to Mr. Alissa to serve on the Board of Directors. At that meeting, Mr. Alissa requested certain additional information to aid him in reaching a decision as to possible Board service. Mr. Alissa has never received the information requested.

     In fact, to our knowledge no action whatsoever was taken by the Company as to any of the matters discussed at the December 17 meeting. Therefore, in an effort to reestablish constructive dialogue, on January 4, 1997, Mr. Alissa proposed to Mr. Mallender, among other things, that the Company conduct an issuer tender offer, thereby enhancing shareholder value by permitting all shareholders to participate pro rata in such offer.

     Mr. Mallender rejected this proposal almost immediately, labeling it "impractical" and "impossible." However, he did suggest a telephone conversation to discuss Mr. Alissa's proposals. Later, when Mr. Alissa proposed a face-to-face meeting as a more appropriate forum for the discussion, Mr. Mallender declined; indicating that he did not believe that Mr. Alissa's position was sufficiently complex to require a face-to-face meeting.

     By letter dated January 23, 1997, Mr. Alissa again demanded access to the Company's shareholder list. On February 21, 1997, having received no response from the Company to his demand in spite of the statutory requirement that such a response be given within five calendar days, Mr. Alissa filed suit in the Delaware Chancery Court seeking access to the Company's stock ledger and stockholder list. Upon being informed that Mr. Alissa stood ready to travel to the United States from Saudi Arabia within days for depositions, the

Company proposed settling the action and releasing the stock ledger and stockholder list, as required by Delaware law. The parties executed a stipulation and order as of February 28, 1997, the Chancery Court entered an order to this effect on March 5, 1997, and the Company thereafter provided the required documents.

     By letter dated February 5, 1997, Mr. Alissa submitted to the Company a Notice of Stockholder Nominations and Intent to Bring Business Before the 1997 Annual Meeting (the "Stockholder Notice"), as required by the Company's Bylaws. This Notice set forth three SCREAM nominees and the four SCREAM PROPOSALS, together with a fifth proposal, urging the Board to retain an independent investment banker to assist the Board in adopting a program to boost the growth and profitability of the Company's operating businesses, invest its funds and enhance shareholder value. Because the Company since has indicated that it has retained J.P. Morgan Securities, Inc. for the purposes contemplated by this proposal, SCREAM believes, so long as the Company continues to retain J.P. Morgan Securities for the purposes stated, and to respond to its advice in a manner consistent with shareholder interest, that management has finally responded to its concerns. Therefore, SCREAM does not expect to introduce this proposal at the Annual Meeting.

     Subsequent to submission of the Stockholder Notice (which, pursuant to the Company's Bylaws, was required to be submitted during a narrow, 30-day period), Dr. Albert Cox, one of the three director-nominees originally named by SCREAM, withdrew in favor of George W. Sawyer. SCREAM had commenced discussions with Mr. Sawyer concerning his potential candidacy prior to the deadline imposed by the Bylaws. Mr. Sawyer has extensive experience in mergers, acquisitions and restructurings in the aerospace, marine and defense industries and as an independent consultant to these industries on technical, program and manufacturing issues. In addition, Mr. Sawyer served as Chief Executive Officer of Sperry Marine, Inc., a leading international supplier of marine navigation and control systems to naval and commercial maritime markets for two years. From 1988 to 1991, and from 1976 to 1981, Mr. Sawyer served as the President of John
J. McMullen Associates, Inc., a major international ship design and engineering firm with assets in excess of $50 million that was acquired by Talley in 1988. Mr. Sawyer also served as Assistant Secretary of the Navy and as a senior executive of a number of major corporations involved in infrastructure design and construction, environmental technology and nuclear application development.

     Based on Mr. Sawyer's extensive experience as an operating manager and executive, and for the "good cause" of furthering the interests of Talley's shareholders, Dr. Cox stepped aside in favor of Mr. Sawyer. SCREAM notified the Company of the substitution of Mr. Sawyer for Dr. Cox by letter dated February 25, 1997 and amended its filings with the SEC accordingly. By letter dated March 25, 1997, delivered contemporaneously with the Company's initial filing of preliminary proxy materials with the SEC, the Company indicated that the substitution letter did "not satisfy the Talley Bylaw provision for nominations." The Company's letter also indicated that it is important, absent a "compelling reason" to ensure that Bylaw and other requirements "designed to protect the integrity of our Board elections" be followed and requested additional information regarding the substitution of nominees. The Company has indicated that the Bylaw nomination procedures serve to "ensure that the Company and all stockholders have sufficient information regarding a nominee well in advance of the meeting" and that "in the absence of any explanation by Mr. Alissa of the relevant facts and circumstances surrounding the claimed substitution" the Company would reserve the right to treat Mr. Sawyer's nomination as invalid.

     SCREAM provided the requested explanation by letter dated March 31, indicating, among other things, that (1) Mr. Alissa took only exploratory steps toward the possible future solicitation of proxies for use at the Annual Meeting prior to Mr. Mallender's letter of January 14, effectively dismissing Mr. Alissa's various proposals to enhance shareholder value; (2) Mr. Sawyer's name came to SCREAM's attention relatively late in the search process and close to the end of the 30-day period provided by the Bylaws for shareholder nominations; and (3) that Dr. Cox stepped aside in the interests of Talley's shareholders once Mr. Sawyer had indicated his willingness to serve as a SCREAM nominee, following consultation with his business associates and legal advisers, and Mr. Alissa and other members of SCREAM had concluded that Mr. Sawyer was an outstanding candidate who, by virtue of his experience and management philosophy, would serve the interests of Talley's shareholders capably and effectively. The SCREAM letter also noted that the Annual Meeting was delayed by the Board, so that information concerning Mr. Sawyer will have been in front of the Company for a longer period than if Mr. Sawyer had been included in the initial notice of nominations and the meeting had been held as originally scheduled. Because Talley received notice of the substitution a full month before filing its preliminary proxy materials, SCREAM believes, and has so informed the Company, that the substitution will not reduce the time during which information concerning Mr. Sawyer will be available to the shareholders.

     As of the date of this Proxy Statement, SCREAM has received no notice from the Company as to its final decision on this matter and the Company's proxy materials are entirely silent on this point. Therefore, it appears that the Company may prohibit the shareholder nomination of a highly skilled and competent designee on the basis of a procedural technicality, NOTWITHSTANDING THE COMPLETE ABSENCE OF DETRIMENT TO THE INTEGRITY OF THE ELECTION PROCESS AND NOTWITHSTANDING THE FACT THAT THE SUBSTITUTION IN NO WAY REDUCED THE PERIOD DURING WHICH INFORMATION ABOUT THE SCREAM NOMINEES WAS AVAILABLE TO THE SHAREHOLDERS.

     In addition, the Company's proxy materials leave open the possibility that the SCREAM PROPOSALS may not be "properly presented" or "in order" at the Annual Meeting. Therefore, management has reserved the right to act unilaterally to prevent the SCREAM PROPOSALS from coming to a shareholder vote at the Annual Meeting.

     MANAGEMENT'S ACTIONS WITH RESPECT TO THE SCREAM NOMINEES AND THE SCREAM PROPOSALS, PARTICULARLY IN LIGHT OF MR. MALLENDER'S REFUSAL TO PERMIT A SHAREHOLDER VOTE ON MR. ALISSA'S SHAREHOLDER NOMINEE IN 1996, DEMONSTRATE AGAIN BOTH MANAGEMENT'S COMPLETE AND TOTAL DISREGARD FOR THE INTERESTS OF TALLEY'S SHAREHOLDERS AND ITS DISRESPECT FOR THEIR GOOD JUDGMENT.

                         CERTAIN ADDITIONAL INFORMATION

     The Talley Proxy Statement contains certain additional information, including information with respect to management's nominees for election as directors, including Paul L. Foster, the DESIGNATED TALLEY NOMINEE, the beneficial owners of more than five percent (5%) of the Company's voting securities, stock ownership of directors and officers and the date by which shareholder proposals must be received in order to be included in the Company's proxy materials for its 1998 annual meeting. Such information, which we have not independently verified, is incorporated herein by reference.

                            SOLICITATION OF PROXIES

     SCREAM may solicit proxies by mail, advertisement or other printed means; telephone, facsimile, telegram or other electronic means; or in person. Solicitations are expected to be made by members of SCREAM, as well as by persons whom we hire, and who will be compensated for their efforts. We have requested that banks, brokerage firms and other custodians, nominees and fiduciaries forward solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

     We have engaged Beacon Hill Partners, Inc. as our proxy solicitors, and anticipate that their fees and expenses for this service will be approximately $100,000. Through March 31, 1997, we have expended approximately $251,500 in preparing for this solicitation and anticipate that we will spend approximately $439,500, including the proxy solicitors' fee, during the entire process.

     We will bear the costs of our proxy solicitation. Because we believe that this solicitation is in the interests of the Company and its shareholders, we expect to seek reimbursement of our expenses for this solicitation from the Company's Board of Directors, without submission of the matter to a vote of the shareholders. In this regard we note that management has been expending corporate funds in an effort to defeat SCREAM and that it can be expected to do so through the date of the Annual Meeting.

                                    ANNEX A

                            TEXT OF SCREAM PROPOSALS

SCREAM PROPOSAL NO. 1: ELIMINATE THE CLASSIFIED BOARD AND PROVIDE ONE YEAR TERMS
                       FOR ALL DIRECTORS

     RESOLVED, that the shareholders of Talley Industries, Inc. (the "Company") recommend that the Board of Directors of the Company act to amend Section 1 of Article FIFTH of the Certificate of Incorporation to eliminate the classified Board of Directors, commencing with the election of directors in 1998, by adopting a resolution to that effect and submitting it to a vote of the shareholders at a special meeting called for that purpose as promptly as practicable following the 1997 Annual Meeting.

SCREAM PROPOSAL NO. 2: REQUIRE THE CALL OF SPECIAL STOCKHOLDERS' MEETINGS UPON
                       THE DEMAND OF HOLDERS OF 10% OF THE VOTING STOCK

     RESOLVED, that the shareholders of the Company recommend that the Board of Directors act to amend Section 6 of Article FIFTH of the Certificate of Incorporation to provide that special meetings of the shareholders of the Company shall be called by the Board of Directors, President or Secretary upon delivery thereto of a written demand for the call of such meeting from the holders of ten percent (10%) or more of the Company's then-outstanding voting securities, by adopting a resolution to that effect and submitting it to a vote of the shareholders at a special meeting called for that purpose as promptly as practicable following the 1997 Annual Meeting.

     FURTHER RESOLVED that, in the event that the Certificate of Incorporation shall be amended in the manner contemplated by the foregoing resolution, the shareholders of the Company recommend that the Board of Directors act to amend
Section 2 of Article II of the Bylaws of the Company likewise to provide that special meetings of the shareholders of the Company shall be called by the Board of Directors, President or Secretary of the Company upon delivery thereto of a written demand for the call of such meeting from the holders of ten percent (10%) of the Company's then-outstanding voting securities.

SCREAM PROPOSAL NO. 3: ELIMINATE CERTAIN SUPERMAJORITY VOTING REQUIREMENTS

     RESOLVED, that the shareholders of the Company recommend that the Board of Directors undertake a thorough review of the Company's Certificate of Incorporation and Bylaws for the purpose of identifying and removing those provisions that limit shareholder participation and that, at a minimum, the Board of Directors act to amend Section 8 of Article FIFTH of the Certificate of Incorporation to eliminate the requirements of an eighty percent (80%) affirmative vote to amend (i) Section 1 of Article FIFTH (structure of the Board of Directors) and (ii) Section 6 of Article FIFTH (call of special meetings upon demand of shareholders), by adopting a resolution to that effect and submitting it to a vote of the shareholders at a special meeting called for that purpose as promptly as practicable following the 1997 Annual Meeting.

SCREAM PROPOSAL NO. 4: ELIMINATE THE COMPANY'S RIGHTS ("POISON PILL") PLAN OR
                       SUBMIT THE QUESTION OF ITS ELIMINATION OR RETENTION TO A BINDING VOTE OF THE STOCKHOLDERS

     RESOLVED, that the shareholders of the Company recommend that the Board of Directors of the Company either (i) redeem all of the preferred stock purchase rights ("Rights") granted by dividend declared on April 29, 1986 to shareholders of record on May 16, 1986 or issued thereafter pursuant to the Rights Agreement dated as of April 30, 1986 between the Company and Manufacturers Hanover Trust Company of California, as amended, and, thereby, eliminate the Rights and the Rights Agreement or (ii) submit to a binding vote of the shareholders the question or whether to retain or eliminate such Rights and Rights Agreement, by adopting a resolution to that effect and submitting it to a vote of the shareholders at a special meeting called for that purpose as promptly as practicable following the 1997 Annual Meeting.

                                    ANNEX B

              CERTAIN INFORMATION REGARDING THE MEMBERS OF SCREAM

SHARE OWNERSHIP INFORMATION

     The following table sets forth the name, business address and number of shares of voting securities owned beneficially by each of the participants in this proxy solicitation or their associates as of March 31, 1997. No such participant or associate owns any securities other than shares of Common Stock and no such participant or associate owns any such shares of record but not beneficially.

                                                                 AMOUNT AND NATURE OF
                    NAME AND BUSINESS ADDRESS                    BENEFICIAL OWNERSHIP
     -------------------------------------------------------    -----------------------
     Saad A. Alissa.........................................    1,121,000 Common Shares(1)
     Abdullatif Ali Alissa Est. P.O. Box 192 Alkhobar 31952,
     Saudi Arabia
     Robert T. Craig........................................        1,000 Common Shares
     14 Spotted Sandpiper Hilton Head Island, SC 29928
     William B. Danzell.....................................        4,950 Common Shares
     Danzell Investment Management, Ltd. 18 Pope Avenue
     Executive Park Road Hilton Head Island, SC 29938
     Ralph A. Rockow........................................      350,000 Common Shares
     Exodyne, Inc. Exodyne Business Park 8433 North Black
     Canyon Highway, Suite 200 Phoenix, AR 85021

---------------
(1) Consists of (i) 34,000 shares held directly by Mr. Alissa; (ii) 721,100 shares held by Financial Investors Limited, a Cayman Islands corporation that is a wholly owned subsidiary of Abdullatif Ali Alissa Est., a sole proprietorship organized under the laws of the Kingdom of Saudi Arabia, of which Mr. Alissa is the President; and (iii) 365,900 shares held by General Investors Limited, a Cayman Islands corporation of which Mr. Alissa is the sole shareholder. Mr. Alissa serves as the sole director and Secretary of Financial Investors Limited and General Investors Limited.

SHARE TRANSACTION INFORMATION

     The following tables set forth information with respect to all purchases and sales of the Company's voting securities (in all cases, Common Stock) by members of SCREAM and their associates during the past two years (since April 1, 1995).

  SHARES PURCHASED DIRECTLY OR INDIRECTLY BY SAAD A. ALISSA

                            NUMBER
          DATE             OF SHARES     PRICE
-------------------------  ---------     -----
08/24/95.................     5,000      8.000
08/29/95.................     5,000      7.875
09/05/95.................       500      7.875
09/05/95.................     5,000      8.000
09/06/95.................     5,000      8.000
09/07/95.................     4,000      8.375
09/07/95.................     5,000      8.375
09/14/95.................     2,600      9.000
09/14/95.................    10,000      9.250
09/25/95.................     5,000      9.125
09/26/95.................     5,000      8.875
09/26/95.................     5,000      8.875
09/27/95.................     5,000      8.875
09/28/95.................     5,000      8.875
09/29/95.................     5,000      8.875
10/02/95.................     2,100      8.875
10/02/95.................     1,100      8.875
10/03/95.................     1,600      8.875
10/10/95.................     5,000      8.750
10/12/95.................     4,300      8.750
10/13/95.................     5,000      8.875
07/10/96.................     3,200      8.250
07/11/96.................    10,000      8.500
07/11/96.................    10,000      8.250
07/12/96.................     3,200      8.125
07/12/96.................     3,200      8.125
07/15/96.................     1,800      8.125
07/15/96.................     1,800      8.125
07/16/96.................    10,000      7.625
07/16/96.................    10,000      7.750
07/18/96.................     5,000      8.000
07/22/96.................     3,000      8.000
07/23/96.................     3,500      7.750
07/23/96.................     1,500      7.625
07/25/96.................     5,000      7.500
07/26/96.................     4,000      7.500
07/26/96.................     4,000      7.500
08/14/96.................    12,000      7.875
08/16/96.................     3,000      7.750
08/30/96.................    10,000      7.750
08/30/96.................    10,000      7.625
09/02/96.................    10,000      7.750
09/16/96.................     4,000      7.500

  SHARES PURCHASED BY ROBERT T. CRAIG

                            NUMBER
          DATE             OF SHARES     PRICE
-------------------------  ---------     -----
9/14/95..................     1,000      9.125

  SHARES PURCHASED BY WILLIAM B. DANZELL

                            NUMBER
          DATE             OF SHARES     PRICE
-------------------------  ---------     -----
7/8/96...................     2,000      8.375

  SHARES PURCHASED BY RALPH A. ROCKOW

                            NUMBER
          DATE             OF SHARES     PRICE
-------------------------  ---------     -----
3/25/96..................     1,000      7.00
3/26/96..................     8,900      7.00
3/27/96..................    10,200      7.00
3/28/96..................     5,900      7.00
3/28/96..................    24,000      7.00

     No part of the purchase price of any of the shares purchased by the participants as reflected above was represented by borrowed funds.

CERTAIN ADDITIONAL BACKGROUND REGARDING SCREAM MEMBERS

     Saad A. Alissa is the President of Abdullatif Ali Alissa Est. (the "Establishment"), a sole proprietorship organized under the laws of the Kingdom of Saudi Arabia. The Establishment's principal business is importing and operating a dealership for General Motors and Isuzu Motors automobiles, spare parts and accessories. Its principal business address is Post Office Box 192, Alkhobar 81962, Saudi Arabia.

     William B. Danzell is the President and principal shareholder of Danzell Investment Management Ltd., a South Carolina corporation engaged in the business of providing investment advisory services. The principal business address of Danzell Investment Management Ltd. is 18 Pope Avenue, Executive Park Road, Hilton Head Island, SC 29938.

     The current occupations and principal business addresses of each of the other participants in this proxy solicitation appear under the heading "Election of the Scream Nominees to the Board of Directors" of this Proxy Statement.

     None or the members of SCREAM and no other person who may be deemed to be a "participant" in this proxy solicitation currently is, or during the last year has been, a party to any contract, arrangement or understanding with any other person with respect to any of the Company's securities, except as set forth in this Proxy Statement.

     There has been no transaction since the beginning of Talley's last fiscal year, and there is not currently any proposed transaction to which Talley is a party, in which SCREAM or any of its members or an "associate" or any immediate family member of any of the foregoing persons or any other person who may be deemed to be a "participant" in this proxy solicitation had or will have a direct material interest including, without limitation, any understanding with respect to any future employment or any future transaction in which Talley or any of its affiliates is a party.

                        YOUR VOTE IS EXTREMELY IMPORTANT

     No matter how many or how few Talley shares you own, please vote FOR the SCREAM NOMINEES, the SCREAM SLATE (the SCREAM NOMINEES and the DESIGNATED TALLEY NOMINEE) and IN FAVOR OF the SCREAM PROPOSALS by SIGNING, MARKING, DATING and MAILING your BLUE proxy card(s) in the enclosed postage-paid envelope. If you wish to vote FOR OUR SLATE OF NOMINEES and IN FAVOR OF OUR PROPOSALS, you must submit the enclosed BLUE proxy card(s) and MUST NOT later submit Talley's proxy card.

     If you have already voted and returned Talley's proxy card, you have every legal right to change you mind and vote FOR OUR SLATE and IN FAVOR OF OUR PROPOSALS on the BLUE proxy card(s). Only your latest dated proxy card will be counted at the Annual Meeting.

     If your shares are held for you by a bank or brokerage firm, only your bank or brokerage firm can vote your shares, and only after receiving your voting instructions. Please call your bank or broker and instruct your representative to vote your shares FOR OUR SLATE OF NOMINEES and FOR OUR PROPOSALS on the BLUE proxy card(s).

     TIME IS OF THE ESSENCE. PLEASE VOTE AND RETURN YOUR COMPLETED AND SIGNED BLUE PROXY CARD(S) TODAY.

     If you have any questions or need assistance in voting your shares or in changing your vote, please contact Beacon Hill Partners, Inc. at the toll-free number listed below:

                              BEACON HILL PARTNERS
                                90 BROAD STREET
                           NEW YORK, NEW YORK, 10004
                        (212) 843-8500 (CALL "COLLECT")
                                       OR
                        CALL TOLL FREE -- (800) 854-9486

                                                      REVISED PRELIMINARY COPIES
                TALLEY INDUSTRIES, INC. SHAREHOLDERS' COMMITTEE
                  TO REMOVE ENTRENCHED AND ARROGANT MANAGEMENT

Dear Fellow Shareholders of Talley Industries, Inc.:

     We are a shareholder group, representing approximately 10.3% of Talley's outstanding shares of Common Stock, called the Shareholders' Committee to Remove Entrenched and Arrogant Management or SCREAM. We are no longer willing or able to stand by while current management takes action after action which, we believe, run Talley into the ground and its shareholders around in circles -- all the while collecting enormous paychecks and retirement benefits for themselves. Over the years we watched helplessly as management sold off Talley's airbag business in 1989, just as the airbag industry was poised to "take off," we believe in an effort to raise funds to meet debt obligations and fund losses incurred in its real estate investments, just as the bottom fell out of that market. We have been victimized by the collapse of the stock's price and its failure to recover, even in the midst of one of the longest and strongest bull markets in the nation's history. And, through it all, we have endured management's practice of paying itself generously, even in the worst of times, and even more generously upon even the hint of improved performance.

     Why is this the case??? WE THINK IT IS BECAUSE CURRENT MANAGEMENT HAS BUILT A CORPORATE GOVERNANCE STRUCTURE THAT SHUTS SHAREHOLDERS OUT OF THE PROCESS AND ENSURES THAT IT WILL STAY IN CONTROL OF TALLEY AND ITS PURSE STRINGS FOR THE INDEFINITE FUTURE.

                 WHAT HAS MANAGEMENT DONE FOR YOU LATELY???????

     The performance of Talley's stock price has been abysmal over the last decade, showing a decline of more than 53%, compared to an increase of more than 200% in the S&P 500 Index during the same period. Still, Talley's management, led by CEO William Mallender, has been more than generously compensated all the same. In case there is any doubt, consider the following charts, based upon information in Talley's annual and periodic reports and proxy statements, which compare Talley's operating earnings with Mr. Mallender's compensation, and Talley's stock price performance with the S&P 500 Index:

                                   TALLEY - %      S&P 500 - %
YEAR                                   CHANGE           CHANGE
1986                                        0                0
1987                                    -6.29             2.02
1988                                   -23.89            14.67
1989                                   -43.71            45.91
1990                                   -70.42            36.66
1991                                   -79.58            72.21
1992                                   -83.95             78.1
1993                                   -63.53            92.59
1994                                   -57.85            89.62
1995                                   -57.55           154.31
1996                                   -63.53           205.84
                                  MALLENDER'S
YEAR                                      PAY    OPERATING EPS
1990                                   605606           (6.25)
1991                                   520218           (5.24)
1992                                   660524           (2.11)
1993                                  2386630           (0.85)
1994                                  1370323             0.13
1995                                  1022554             0.25

     OBVIOUSLY, TALLEY HAS BEEN A GOOD INVESTMENT FOR MR. MALLENDER AND OTHER MEMBERS OF SENIOR MANAGEMENT -- BUT NOT FOR THE COMMON SHAREHOLDERS -- WHO RECEIVED NO DIVIDENDS AND THE VALUE OF WHOSE HOLDINGS DECLINED NEARLY 15% IN 1996 ALONE.

                                  THE SOLUTION

     It seems to us that Talley's problems are abundantly clear. It also seems that at least the initial steps to resolving those problems are equally clear. Therefore, the accompanying Proxy Statement sets forth our "package" -- (1) a fresh, independent slate of nominees for two of the three director positions on Talley's Board to be filled at the Annual Meeting on May 8, 1997; (2) our proposals recommending that the Board act to amend Talley's Certificate of Incorporation and Bylaws to restore meaningful shareholder participation; and
(3) our proposal, first submitted to the shareholders last year over the objections of Talley's management, to eliminate the Company's Rights or "Poison Pill" Plan and return decisions regarding Talley's future to its shareholders.

     We believe that election of our director nominees and adoption and implementation of our proposals are long overdue steps necessary to change Talley's direction. We believe that these actions will permit Talley to focus on rebuilding shareholder value in general and its operating businesses in particular. We also believe that these steps will permit Talley to rid itself of the scourge of the entrenched senior executives who have demonstrated their inability to increase stock prices meaningfully, or to improve operating results or other measures of shareholder value, but who unfailingly compensate themselves without regard to such measures.

                 STEP ONE -- REVITALIZE THE BOARD OF DIRECTORS

     As you can see from the biographical materials included in our Proxy Statement, both of our director nominees have long, distinguished records of service in business. Both have significant experience in managing large, diversified operating companies -- experience that relates directly to one or more of Talley's businesses. In addition, these nominees share other less obvious traits -- ALL ARE COMMITTED TO RUNNING TALLEY FOR THE BENEFIT OF ITS SHAREHOLDERS AND BELIEVE THAT MANAGEMENT COMPENSATION SHOULD REFLECT THE SUCCESS OF MANAGEMENT IN MEETING SHAREHOLDER GOALS AND MAXIMIZING SHAREHOLDER VALUE.

     In stark contrast to the experience of our nominees is the track record of the directors whom they would replace and the array of compensation due to these incumbents. Mr. Hoopes has been a member of the Board of Directors since 1979. THAT IS, HE WAS A MEMBER OF THE BOARD THAT ELECTED TO SELL TALLEY'S AIRBAG BUSINESS IN THE AFTERMATH OF ITS DECISION TO INVEST IN REAL ESTATE -- WHILE TALLEY'S STOCK PRICE FELL FROM $24.37 IN 1987 TO $2.25 IN 1992. All non-employee members of the Board currently are entitled to receive: (1) a $27,000 annual fee; (2) per meeting fees of $1,000 for Board meetings and $650 for committee meetings (and both are members of the Audit Committee); (3) reimbursement of expenses for attendance at meetings; (4) 1,000 shares of stock annually AT NO COST TO THE DIRECTORS; and (5) 1,000 stock options annually, again AT NO COST TO THE DIRECTORS. In addition, since each has served as a director for in excess (one may say well in excess) of five years, each also is entitled to receive, at shareholders' expense: (1) deferred compensation/retirement benefits equal to his highest eligible compensation during the three years preceding retirement or termination; (2) benefits under a medical plan, and business travel and accident insurance policy provided AT NO COST TO THE DIRECTOR; (3) coverage under Talley's group life insurance policy AT NO COST TO THE DIRECTOR; and (4) upon resignation from the Board on or after his 70th birthday (which, in the case of Mr. Hoopes is now, since he is 74) a lump sum payment of $50,000.

     The last incumbent director up for reelection, Mr. Mallender, is another story. He has been Chairman and Chief Executive Officer since 1983 and in that role has presided over Talley's dismal operating and stock market performance, while receiving generous cash payments, stock and option grants and fringe benefits. As Chairman and Chief Executive Officer, in 1996 Mr. Mallender received (1) annual compensation of almost $1.9 million and (2) other compensation of more than $2 million -- an overall increase of more than 300% over 1995. The other compensation includes benefits paid by Talley Manufacturing to the extent that such benefits exceed Internal Revenue limits on amounts payable by Talley itself, insurance premiums and matching 401(k) plan contributions. Of course Mr. Mallender, like nonemployee directors, enjoys the benefits of Talley's pension, retirement, group life, health and accident plans.

     Unfortunately, even if the shareholders succeed in ousting Mr. Mallender as a director at the upcoming Annual Meeting and a new Board seeks to terminate his employment with Talley, he will continue to siphon funds from Talley's treasury. The Board of Directors (at a time when Mr. Hoopes was a member) provided Mr. Mallender with a "golden parachute" through May 21, 2000, under which Talley must pay him a lump sum equal to two and one-half times his annual compensation (including salary, bonus and incentive awards), which could be as much as $9.9 million (based on 1996 compensation), if the SCREAM Nominees or any other two or more nominees opposed by the Company are elected to the Board and Mr. Mallender elects to quit or if the Company terminates his employment within two years following such a so-called "change in control." Even absent such a change, Mr. Mallender is entitled to a lump-sum payment equal to twice his annual compensation, which could be as much as $7.9 million (based on 1996 compensation), upon termination of his employment for any reason other than embezzlement, conversion of corporate property or similar willful misconduct.

     THAT IS, MR. MALLENDER, THANKS TO HIS BOARD OF DIRECTORS, IS ENTITLED TO RECEIVE OVER $9.9 MILLION IF THE SCREAM NOMINEES ARE ELECTED AND HE DECIDES HE DOES NOT WANT TO WORK FOR THE NEW BOARD. AND, EVEN IF THE SCREAM NOMINEES ARE NOT ELECTED OR HE DOES NOT DECIDE TO QUIT, MR. MALLENDER IS ENTITLED TO RECEIVE OVER $7.9 MILLION IN CASH, EVEN IF THE BOARD FIRES HIM FOR NEGLIGENCE, BAD JUDGMENT OR OTHER GOOD AND SUFFICIENT REASON (SHORT OF WILLFUL MISCONDUCT) AT ANY TIME DURING THE NEXT THREE YEARS!

     Despite the costs involved in removing Mr. Mallender, however, we believe that the price is worth paying in order to open up Talley to new, energetic and imaginative management. We also anticipate that a newly constituted Board of Directors, not under Mr. Mallender's influence and control, will revisit Talley's compensation arrangements for both directors and executive officers and will bring them into line with the realities of a less-than-successful publicly held company. And, while the SCREAM NOMINEES, as a minority of the Board, cannot ensure that such actions will be taken, if elected, the SCREAM NOMINEES will forego all director compensation other than standard directors' fees, expense reimbursements and stock option awards, pending revision of the Company's director compensation policy.

     In addition to the SCREAM Nominees, SCREAM is seeking proxies for Paul L. Foster, one of the Company's director-nominees. SCREAM is taking this action because the Company has indicated that it might invalidate the nomination of SCREAM's third director-nominee on a procedural technicality. Therefore, in order to maximize the possibility that William Mallender will not be re-elected, SCREAM has elected to withdraw its third nominee and to seek proxies in support of Mr. Foster.

                 STEP TWO -- RESTORE SHAREHOLDER PARTICIPATION

     Talley's Certificate of Incorporation and Bylaws bristle with so-called "shark repellent" provisions designed to defend existing management against shareholder "interference." First and foremost, the staggered Board of Directors ensures that at least two annual meetings must elapse before existing shareholders or a potential acquiror can replace a majority of the directors. In addition, a supermajority vote (equal to at least 80% of the outstanding shares entitled to vote) is required to remove a director, and even then removal is only permitted "for cause." Similar supermajority votes are required to authorize virtually any transaction that has the potential for resulting in a change in control and, therefore, a change in management. Finally, although permitted under state law, shareholders are prohibited from acting by written consent and have no authority to require the call of shareholders' meetings. The overall effect of these provisions is, we believe, to make it virtually impossible for shareholders to take any meaningful role in Talley's management or in determining its future direction, apart from, or in opposition to, the desires of management. AND, THE CERTIFICATE AND BYLAWS REQUIRE AN 80% SHAREHOLDER VOTE TO CHANGE ANY OF THESE PROVISIONS PROTECTING CURRENT MANAGEMENT.

     As if these shark repellents were not enough, the Board instituted and, last year, extended, Talley's Rights or "Poison Pill" Plan. Because this Plan strips shareholders of the ability to act directly on offers for their shares by permitting the Board of Directors to reject tender offers without presentation to the shareholders, we believe that the ultimate effect of the Poison Pill Plan is to inhibit offers for Talley's stock which the Board considers "unfriendly." The Board neither provided for nor sought shareholder input when it first adopted and then extended the Poison Pill Plan. THE BOARD INSISTS ON KEEPING THIS PLAN IN PLACE, DESPITE THE FACT THAT LAST YEAR HOLDERS OF NEARLY 39% OF THE SHARES VOTED WERE CAST IN SUPPORT OF A SHAREHOLDER RESOLUTION URGING THAT THE RIGHTS PLAN BE TERMINATED OR ITS CONTINUATION SUBMITTED TO A SHAREHOLDER VOTE.

     We expect that adoption and implementation of our proposals to amend the Certificate and Bylaws and eliminate the Poison Pill will serve a starting point for dismantling management's defenses and returning control of Talley's destiny to the shareholders. Our specific proposals are as follows.

' FIRST, we are seeking to ELIMINATE THE STAGGERED BOARD OF DIRECTORS, effective with the 1998 annual meeting. This will give shareholders the right to voice their approval or disapproval of the performance of their directors on an annual basis and will remove a significant impediment to takeover attempts. And, since the change will not take effect until the 1998 annual meeting, the seven carryover directors, working with our three directors, will have a transition period in which to prepare the Board for a return to the "real world" of Board accountability.

' SECOND, we are seeking changes to the Certificate of Incorporation and Bylaws that will PERMIT HOLDERS OF 10% OR MORE OF THE TALLEY'S VOTING STOCK TO CALL SHAREHOLDERS' MEETINGS. We believe that this action will restore a substantial degree of shareholder democracy to Talley's management.

' THIRD, we are seeking TERMINATION OF THE POISON PILL PLAN. We believe that the existence of the Poison Pill depresses stock prices, inhibits potential takeovers, serves the interest of management in keeping their jobs and reduces management's accountability. We believe that there is no place in Talley's future for a device which permits members of current management to retain their positions and to avoid shareholder accountability.

     Under Delaware law, amendments to Talley's Certificate of Incorporation must be initiated by the Board of Directors. Therefore, by voting in favor of our corporate governance proposals, you are requesting that the Board of Directors act to submit appropriate amendments to a shareholder vote, which then must be approved by an 80% vote. Elimination of the Poison Pill Plan likewise requires Board action, although no shareholder vote is required. Therefore, adoption of our proposals will begin the longer process of actually amending the Certificate of Incorporation.

     EVEN IF OUR CORPORATE GOVERNANCE PROPOSALS AND OUR PROPOSAL TO ELIMINATE THE POISON PILL PLAN ARE ADOPTED, THE BOARD IS NOT REQUIRED TO ACT ON THEM. HOWEVER, WE EXPECT THAT THE LARGER IS THE VOTE IN FAVOR OF OUR PROPOSALS, THE MORE DIFFICULT IT WILL BE FOR THE BOARD TO CONTINUE TO DISREGARD THE EXPRESSED DESIRE OF TALLEY'S SHAREHOLDERS THAT THEIR RIGHT TO PARTICIPATE IN CORPORATE GOVERNANCE PROMPTLY BE RESTORED.

    THEREFORE, EVERY SHAREHOLDER VOTE IN FAVOR OF OUR PROPOSALS IS CRITICAL.

                             THE TIME TO ACT IS NOW

     Saad Alissa, one of the principal members of SCREAM, has spent much of the last two years trying to convince management to enhance shareholder value, remove impediments to potential takeovers and improve operating performance. Virtually every suggestion for improvement has been ignored or rejected by management, primarily in the person of Mr. Mallender.

     We believe that the replacement of two current Board members, including, most particularly, Mr. Mallender, by our nominees, and the adoption and implementation of our other proposals, will provide Talley's shareholders with much needed leadership and with an opportunity to enjoy increased value from their investment.

     Please sign and return the enclosed BLUE proxy card(s) today. If you have any questions, please feel free to call us.

                                          Sincerely,

                                          SCREAM
April 14, 1997

                        YOUR VOTE IS EXTREMELY IMPORTANT

     (1) Please SIGN, MARK, DATE and MAIL your BLUE proxy card(s) in the enclosed postage-paid envelope. If you wish to vote FOR OUR SLATE OF NOMINEES (consisting of the SCREAM NOMINEES and the DESIGNATED TALLEY NOMINEE), and IN FAVOR OF OUR PROPOSALS you must submit the enclosed BLUE proxy card(s) and MUST NOT submit Talley's proxy card.

     (2) If you have already voted Talley's proxy card, you have every legal right to change you mind and vote FOR OUR SLATE and IN FAVOR OF OUR PROPOSALS on the BLUE proxy card(s). Only your latest dated proxy card will be counted.

     (3) If your shares are held for you by a bank or brokerage firm, only your bank or brokerage firm can vote your shares, and only after receiving your instructions as to how to vote. Please call your bank or broker and instruct your representative to vote your shares FOR OUR SLATE OF NOMINEES and IN FAVOR OF OUR PROPOSALS on the BLUE proxy card.

     (4) TIME IS OF THE ESSENCE. PLEASE VOTE TODAY.

     If you have any questions or need assistance in voting your shares or in changing your vote, please contact Beacon Hill Partners, Inc. at the toll-free number listed below:

                              BEACON HILL PARTNERS
                                90 BROAD STREET
                           NEW YORK, NEW YORK, 10004
                        (212) 843-8500 (CALL "COLLECT")
                                       OR
                        CALL TOLL FREE -- (800) 854-9486

================================================================================

================================================================================

        THIS PROXY IS SOLICITED ON BEHALF OF THE SHAREHOLDERS' COMMITTEE
       TO REMOVE ENTRENCHED AND ARROGANT MANAGEMENT OF TALLEY INDUSTRIES,
                                      INC.

           IN CONNECTION WITH THE 1997 ANNUAL MEETING OF SHAREHOLDERS

        The undersigned shareholder of Talley Industries, Inc. ("Talley") hereby appoints Robert T. Craig and Ralph A. Rockow, and each of them, as lawful attorneys and proxies, with several power of substitution, for and in the name of the undersigned to represent, and vote, as designated below, all shares of the Common Stock of Talley which the undersigned is entitled to vote at the 1997 Annual Meeting of the Shareholders of Talley to be held on May 8, 1997, 11 o'clock a.m. local time, or at any adjournment, postponement or rescheduling thereof (collectively, the "Annual Meeting"). The undersigned hereby revokes any and all previous proxies with respect to the matters covered by this proxy and the voting of such shares at the Annual Meeting.

     A. ELECTION OF DIRECTORS

     1. SCREAM Nominees.

        [ ] FOR all nominees listed below (except as marked to the contrary below)

        [ ] WITHHOLD AUTHORITY for all nominees listed below        REVISED
     PRELIMINARY COPIES

        Nominees: Robert T. Craig; Ralph A. Rockow

        INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR EITHER INDIVIDUAL NOMINEE PRINT THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.

     -------------------------------------------------------------

     2. Designated Talley Nominee

        [ ] FOR Paul L. Foster

        [ ] WITHHOLD AUTHORITY for Paul L. Foster

     SCREAM IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY with respect to: William H. Mallender or Townsend Hoopes

     B.  ADOPTION OF SCREAM PROPOSALS

     1. SCREAM Proposal No. 1, recommending that the Board of Directors act to amend the Certificate of Incorporation to eliminate the staggered Board of Directors.

       [ ] FOR                  [ ] AGAINST                  [ ] ABSTAIN

     2. SCREAM Proposal No. 2, recommending that the Board of Directors act to amend the Certificate of Incorporation and Bylaws to permit holders of ten percent (10%) or more of the Company's voting stock to call special meetings.

       [ ] FOR                  [ ] AGAINST                  [ ] ABSTAIN

                  (continued, and to be signed, on other side)
                          (continued from other side)

     3. SCREAM Proposal No. 3, recommending that the Board of Directors undertake a thorough review of the Company's Certificate of Incorporation and Bylaws for the purpose of identifying and removing those provisions that limit stockholder participation.

        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

     4. SCREAM Proposal No. 4, recommending that the Board of Directors either (i) eliminate both the Rights and the Rights Plan or (ii) submit to a binding vote of the stockholders the question of whether to retain or eliminate such Rights and Rights Plan.

        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

     C. DISCRETIONARY AUTHORITY

        In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment, postponement or rescheduling thereof and to take such other actions, which may include withholding all votes, as they deem necessary or appropriate to carry out the purposes for which this proxy is granted.

       PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE
                               ENCLOSED ENVELOPE.

     THIS PROXY, WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" ALL OF THE NOMINEES LISTED ABOVE, "IN FAVOR" OF SCREAM PROPOSALS NO. 1, NO. 2, NO. 3 AND NO. 4 AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO OTHER MATTERS. Rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, require that the following statement be included on this card: There is no assurance that the DESIGNATED TALLEY NOMINEE (Paul L. Foster) will serve if elected with any of the SCREAM NOMINEES.

      PLEASE DATE AND SIGN THIS PROXY EXACTLY AS YOUR NAME APPEARS HEREON.

                                            Dated: , 1997

                                            -------------------------------
                                                  SIGNATURE OF OWNER

                                            -------------------------------
                                             ADDITIONAL SIGNATURE OF JOINT
                                                    OWNER (IF ANY)

                                            IF STOCK IS JOINTLY HELD, EACH
                                            JOINT OWNER SHOULD SIGN. WHEN
                                            SIGNING AS ATTORNEY-IN-FACT,
                                            EXECUTOR, ADMINISTRATOR,
                                            TRUSTEE, GUARDIAN, CORPORATE
                                            OFFICER OR PARTNER, PLEASE GIVE
                                            FULL TITLE.

     TO VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF SCREAM, JUST SIGN, DATE AND RETURN THIS PROXY--NO BOXES NEED BE CHECKED.

           COMMON
               STOCK
                    COMMON
                       STOCK

================================================================================

================================================================================

        THIS PROXY IS SOLICITED ON BEHALF OF THE SHAREHOLDERS' COMMITTEE
       TO REMOVE ENTRENCHED AND ARROGANT MANAGEMENT OF TALLEY INDUSTRIES,
                                      INC.

           IN CONNECTION WITH THE 1997 ANNUAL MEETING OF SHAREHOLDERS

        The undersigned shareholder of Talley Industries, Inc. ("Talley") hereby appoints Robert T. Craig and Ralph A. Rockow, and each of them, as lawful attorneys and proxies, with several power of substitution, for and in the name of the undersigned to represent, and vote, as designated below, all shares of the Series A Preferred Stock of Talley which the undersigned is entitled to vote at the 1997 Annual Meeting of the Shareholders of Talley to be held on May 8, 1997, 11 a.m. local time, or at any adjournment, postponement or rescheduling thereof (collectively, the "Annual Meeting"). The undersigned hereby revokes any and all previous proxies with respect to the matters covered by this proxy and the voting of such shares at the Annual Meeting.

     A. ELECTION OF DIRECTORS

     1. SCREAM Nominees.

        [ ] FOR all nominees listed below (except as marked to the contrary below)

        [ ] WITHHOLD AUTHORITY for all nominees listed below        REVISED
     PRELIMINARY COPIES

        Nominees: Robert T. Craig; Ralph A. Rockow

        INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR EITHER INDIVIDUAL NOMINEE PRINT THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.

     -------------------------------------------------------------

     2. Designated Talley Nominee

        [ ] FOR Paul L. Foster

        [ ] WITHHOLD AUTHORITY for Paul L. Foster

     SCREAM IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY with respect to: William H. Mallender or Townsend Hoopes

     B. ADOPTION OF SCREAM PROPOSALS

     1. SCREAM Proposal No. 1, recommending that the Board of Directors act to amend the Certificate of Incorporation to eliminate the staggered Board of Directors.

        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

     2. SCREAM Proposal No. 2, recommending that the Board of Directors act to amend the Certificate of Incorporation and Bylaws to permit holders of ten percent (10%) or more of the Company's voting stock to call special meetings.
        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

                  (continued, and to be signed, on other side)
                          (continued from other side)

     3. SCREAM Proposal No. 3, recommending that the Board of Directors undertake a thorough review of the Company's Certificate of Incorporation and Bylaws for the purpose of identifying and removing those provisions that limit stockholder participation.

        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

     4. SCREAM Proposal No. 4, recommending that the Board of Directors either (i) eliminate both the Rights and the Rights Plan or (ii) submit to a binding vote of the stockholders the question of whether to retain or eliminate such Rights and Rights Plan.

        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

     C. DISCRETIONARY AUTHORITY

        In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment, postponement or rescheduling thereof and to take such other actions, which may include withholding all votes, as they deem necessary or appropriate to carry out the purposes for which this proxy is granted.

       PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE
                               ENCLOSED ENVELOPE.

     THIS PROXY, WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" ALL OF THE NOMINEES LISTED ABOVE, "IN FAVOR" OF SCREAM PROPOSALS NO. 1, NO. 2, NO. 3 AND NO. 4 AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO OTHER MATTERS. RULES AND REGULATIONS PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, REQUIRE THAT THE FOLLOWING STATEMENT BE INCLUDED ON THIS CARD: THERE IS NO ASSURANCE THAT THE DESIGNATED TALLEY NOMINEE (PAUL L. FOSTER) WILL SERVE IF ELECTED WITH ANY OF THE SCREAM NOMINEES.

      PLEASE DATE AND SIGN THIS PROXY EXACTLY AS YOUR NAME APPEARS HEREON.

                                            Date: , 1997

                                            -------------------------------
                                                  SIGNATURE OF OWNER

                                            -------------------------------
                                             ADDITIONAL SIGNATURE OF JOINT
                                                    OWNER (IF ANY)

                                            IF STOCK IS JOINTLY HELD, EACH
                                            JOINT OWNER SHOULD SIGN. WHEN
                                            SIGNING AS ATTORNEY-IN-FACT,
                                            EXECUTOR, ADMINISTRATOR,
                                            TRUSTEE, GUARDIAN, CORPORATE
                                            OFFICER OR PARTNER, PLEASE GIVE
                                            FULL TITLE.

     TO ACT IN ACCORDANCE WITH THE RECOMMENDATIONS OF SCREAM, JUST SIGN, DATE AND RETURN THIS PROXY--NO BOXES NEED BE CHECKED.

           SERIES A
              PREFERRED
                     SERIES A
                        PREFERRED

================================================================================

================================================================================

        THIS PROXY IS SOLICITED ON BEHALF OF THE SHAREHOLDERS' COMMITTEE
       TO REMOVE ENTRENCHED AND ARROGANT MANAGEMENT OF TALLEY INDUSTRIES,
                                      INC.

           IN CONNECTION WITH THE 1997 ANNUAL MEETING OF SHAREHOLDERS

        The undersigned shareholder of Talley Industries, Inc. ("Talley") hereby appoints Robert T. Craig and Ralph A. Rockow, and each of them, as lawful attorneys and proxies, with several power of substitution, for and in the name of the undersigned to represent, and vote, as designated below, all shares of the Series B Preferred Stock of Talley which the undersigned is entitled to vote at the 1997 Annual Meeting of the Shareholders of Talley to be held on May 8, 1997, 11 a.m. local time, or at any adjournment, postponement or rescheduling thereof (collectively, the "Annual Meeting"). The undersigned hereby revokes any and all previous proxies with respect to the matters covered by this proxy and the voting of such shares at the Annual Meeting.

     A. ELECTION OF DIRECTORS

     1. SCREAM Nominees.

        [ ] FOR all nominees listed below (except as marked to the contrary below)

        [ ] WITHHOLD AUTHORITY for all nominees listed below        REVISED
     PRELIMINARY COPIES

        Nominees: Robert T. Craig; Ralph A. Rockow

        INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR EITHER INDIVIDUAL NOMINEE PRINT THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.

     -------------------------------------------------------------

     2. Designated Talley Nominee

        [ ] FOR Paul L. Foster

        [ ] WITHHOLD AUTHORITY for Paul L. Foster

     SCREAM IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY with respect to: William H. Mallender or Townsend Hoopes

     B. ADOPTION OF SCREAM PROPOSALS

     1. SCREAM Proposal No. 1, recommending that the Board of Directors act to amend the Certificate of Incorporation to eliminate the staggered Board of Directors.

        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

     2. SCREAM Proposal No. 2, recommending that the Board of Directors act to amend the Certificate of Incorporation and Bylaws to permit holders of ten percent (10%) or more of the Company's voting stock to call special meetings.
        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

                  (continued, and to be signed, on other side)

                          (continued from other side)

     3. SCREAM Proposal No. 3, recommending that the Board of Directors undertake a thorough review of the Company's Certificate of Incorporation and Bylaws for the purpose of identifying and removing those provisions that limit stockholder participation.

        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

     4. SCREAM Proposal No. 4, recommending that the Board of Directors either (i) eliminate both the Rights and the Rights Plan or (ii) submit to a binding vote of the stockholders the question of whether to retain or eliminate such Rights and Rights Plan.

        [ ] FOR                 [ ] AGAINST                 [ ] ABSTAIN

     C. DISCRETIONARY AUTHORITY

        In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment, postponement or rescheduling thereof and to take such other actions, which may include withholding all votes, as they deem necessary or appropriate to carry out the purposes for which this proxy is granted.

       PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE
                               ENCLOSED ENVELOPE.

     THIS PROXY, WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" ALL OF THE NOMINEES LISTED ABOVE, "IN FAVOR" OF SCREAM PROPOSALS NO. 1, NO. 2, NO. 3 AND NO. 4 AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO OTHER MATTERS. RULES AND REGULATIONS PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, REQUIRE THAT THE FOLLOWING STATEMENT BE INCLUDED ON THIS CARD: THERE IS NO ASSURANCE THAT THE DESIGNATED TALLEY NOMINEE (PAUL L. FOSTER) WILL SERVE IF ELECTED WITH ANY OF THE SCREAM NOMINEES.

      PLEASE DATE AND SIGN THIS PROXY EXACTLY AS YOUR NAME APPEARS HEREON.

                                            Date: , 1997

                                            -------------------------------
                                                  SIGNATURE OF OWNER

                                            -------------------------------
                                             ADDITIONAL SIGNATURE OF JOINT
                                                    OWNER (IF ANY)

                                            IF STOCK IS JOINTLY HELD, EACH
                                            JOINT OWNER SHOULD SIGN. WHEN
                                            SIGNING AS ATTORNEY-IN-FACT,
                                            EXECUTOR, ADMINISTRATOR,
                                            TRUSTEE, GUARDIAN, CORPORATE
                                            OFFICER OR PARTNER, PLEASE GIVE
                                            FULL TITLE.

     TO VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF SCREAM, JUST SIGN, DATE AND RETURN THIS PROXY -- NO BOXES NEED BE CHECKED.

           SERIES B
              PREFERRED
                    SERIES B
                       PREFERRED